Exhibit 10.37

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

AND

MIDWEST PHYSICIANS SERVICES, LLC

AND

EMERGENCY RADIOLOGY SERVICES, LLC

AND

SPR HOLDINGS II, LLC

JULY 16, 2007

i

3.29	Customers and Suppliers	35
3.30	Reorganization	35
3.31	Representations Complete	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		36

4.1	Authority	36
4.2	No Conflict	36
4.3	Investment Representation	36
4.4	Organization	36
4.5	HSR Act	36

ARTICLE V ADDITIONAL AGREEMENTS		36

5.1	Access Pending the Closing	36
5.2	Satisfaction of Conditions	37
5.3	Intentionally Omitted	37
5.4	Operation of the Business by the Acquired Companies	37
5.5	Conduct Prior to Closing	38
5.6	Confidentiality	40
5.7	No Solicitation	40
5.8	Notification of Certain Matters	40
5.9	Public Disclosure	41
5.10	Consents	41
5.11	Legal Requirements	41
5.12	Additional Documents and Further Assurances	41
5.13	Tax Matters	42
5.14	Non-Competition	42
5.15	Employee and Employee Plan Matters	43

ARTICLE VI CLOSING CONDITIONS		45

6.1	Conditions to Obligations of Each Party	45
6.2	Additional Conditions to the Obligations of Buyer	45
6.3	Additional Conditions to Obligations of Acquired Companies and Seller	47

ARTICLE VII ESCROW		48

7.1	Escrow Fund	48

ARTICLE VIII SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		48

8.1	Survival of Representations and Warranties	48
8.2	General Indemnification	49
8.3	Limitation on Claims	50
8.4	Tax Indemnification	50
8.5	Order of Claims	51

ii

8.6	Indemnification Procedure	51
8.7	Resolution of Conflicts	52
8.8	Third-Party Claims	52
8.9	Subrogation	53
8.10	Exclusive Remedy	53

ARTICLE IX TERM AND TERMINATION		54

9.1	Termination	54
9.2	Effect of Termination	55
9.3	Amendment	55
9.4	Extension; Waiver	55

ARTICLE X GENERAL PROVISIONS		55

10.1	Notices	55
10.2	Expenses	56
10.3	Entire Agreement; Assignment	56
10.4	Severability	56
10.5	Rights Reservation	56
10.6	Governing Law	57
10.7	Specific Performance	57
10.8	Waiver of Jury Trial	57
10.9	Counterparts	57
10.10	Representation by Counsel	57
10.11	Amendment	57
10.12	No Third Party Beneficiaries	58
10.13	Disclosure Letter	58

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of July 16, 2007 among Nighthawk Radiology Holdings, Inc., a Delaware corporation (“Buyer”); Midwest Physicians Services, LLC, a Minnesota limited liability company (“Support Services Company”); Emergency Radiology Services, LLC, a Minnesota limited liability company (“ERS”); SPR Holdings II, LLC, a Minnesota limited liability company (“Seller”). Support Services Company and ERS are together referred to herein as the “Acquired Companies.”

RECITALS

Seller owns all of the outstanding equity interests in the Acquired Companies, and the Acquired Companies are each considered to be an entity “disregarded as an entity separate from its owner” pursuant to Treasury Regulations §301.7701-3(b)(1)(ii) (a “Disregarded Entity”). Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the membership interests, including all financial, voting and equity interests (the “Interests”) of the Acquired Companies for the consideration and on the terms and subject to the conditions set forth in this Agreement. As the acquisition of Disregarded Entities, the parties will treat the transactions contemplated hereunder as the acquisition of all of the assets and liabilities of the Acquired Companies for federal and state income tax purposes.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Capitalized Terms. The following capitalized terms shall have the meanings set forth below:

(a) “Accounts Receivable” shall have the meaning set forth in Section 3.7.

(b) “Acquired Companies” shall have the meaning set forth in the preamble above.

(c) “Acquired Company Contracts” shall have the meaning set forth in Section 3.11.

(d) “Acquired Company Audited Year-End Financials” shall have the meaning set forth in Section 3.5.

(e) “Acquired Company Financial Statements” shall have the meaning set forth in Section 3.5.

(f) “Acquired Company Intellectual Property” shall mean Technology and Intellectual Property Rights, including Acquired Company Registered Intellectual Property Rights, that are owned or licensed by any of the Acquired Companies.

(g) “Acquired Company Interim Financials” shall have the meaning set forth in Section 3.5.

(h) “Acquired Company Registered Intellectual Property Rights” shall mean all Registered Intellectual Property Rights owned or otherwise held by or for the benefit of either of the Acquired Companies.

(i) “Acquired Company Tax Return” shall mean any Tax Return filed by or on behalf of either of the Acquired Companies or a Tax Return of Seller in which operations of the Acquired Companies are included.

(j) “Acquisition Proposal” shall have the meaning set forth in Section 5.7.

(k) “Administrative Support Services Agreement” shall have the meaning set forth in Section 6.2.

(l) “Agreement” shall have the meaning set forth in the preamble above, together with all exhibits and schedules hereto.

(m) “Audited Financial Statements” shall mean the consolidated balance sheets as of December 31, 2005 and December 31, 2006 and the related statements of income, changes in member equity and cash flows for the respective twelve-month periods then ended (the “Acquired Company Audited Year-End Financials”) for the Acquired Companies that have been audited by Deloitte & Touche LLP and for which such accounting firm has issued an unqualified opinion that each of such financial statements have been prepared in accordance with GAAP applied on a consistent basis and present fairly the financial condition and operating results of the Acquired Companies as of the respective dates and for the periods indicated therein.

(n) “Basket Amount” shall have the meaning set forth in Section 8.3.

(o) “Books and Records” shall mean all papers and records (in paper or electronic format) in the care, custody or control of the Acquired Companies pertaining to the Acquired Companies including, without limitation, all purchasing and sales records, stock records, minutes of meetings and other actions of the board of directors and shareholders of the Acquired Companies, customer and vendor lists, accounting and financial records, product documentation and specifications, and marketing documents.

(p) “Business” shall mean all of the operations, activities, services and products of the Acquired Companies and the other SPR Companies as currently conducted, including without limitation the marketing and performance of professional teleradiology services.

(q) “Buyer” means Nighthawk Radiology Holdings, Inc., a Delaware corporation.

(r) “Charter Documents” shall have the meaning set forth in Section 3.1(b).

(s) “Chemical Substance” shall mean any chemical substance which is identified or regulated under any Environmental Law.

(t) “Closing” shall have the meaning set forth in Section 2.3.

(u) “Closing Date” shall have the meaning set forth in Section 2.3.

(v) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

(w) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(x) “Collateral Agreements” shall mean the Escrow Agreement, the Non-Competition Affirmation Agreement, the Administrative Support Services Agreements, the Professional Services Agreements, the Data License Agreement and the lease and sublease agreements referred to in Section 6.2(f)(ix).

(y) “Confidential Information” shall mean all Trade Secrets and other confidential or proprietary information of a Person that such Person desires remain secret or confidential, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants. Confidential Information shall not include information pertaining to the Acquired Companies and/or the Business that is publicly available or that becomes publicly available other than through a wrongful act by Seller or one of its Affiliates.

(z) “Conflict” shall mean any event that would constitute a conflict, breach, violation or default (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit.

(aa) “Contract” shall mean any mortgage, indenture, lease, contract, covenant or other agreement, instrument or commitment, permit, concession, franchise or license, including any amendment or modifications made thereto.

(bb) “Customer Information” shall have the meaning set forth in Section 3.14(f).

(cc) “Data License Agreement” shall have the meaning set forth in Section 6.2.

(dd) “Development Tools” shall mean development software, development documentation, compilers, interpreters, system build software, test suites, testing tools and documentation, support tools, revision control systems and environments and other materials used in or necessary to the use, development, testing, maintenance, support, modification or implementation of the products or other development activities of the Business.

(ee) “Disregarded Entity” has the meaning set forth in Recital A.

(ff) “Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

(gg) “Employee” shall mean any current employee, director or governor of an Acquired Company.

(hh) “Employee Contract” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding between any Employee or former employee of either of the Acquired Companies and either of the Acquired Companies or any ERISA Affiliate.

(ii) “Employee Plan” shall mean any Pension Plan, Welfare Plan or any other plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retention payments, incentive compensation or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which, in each case, is or has been maintained, contributed to, or required to be contributed to, by any Acquired Company or any ERISA Affiliate for the benefit of any Employee (or their spouses, dependents or beneficiaries) or any former employee of either of the Acquired Companies, or with respect to which the Acquired Companies may have any Liability.

(jj) “Environment” shall mean real property and any improvements thereon, and also includes, but is not limited to, ambient air, surface water, drinking water, groundwater, land surface, subsurface strata and water body sediments.

(kk) “Environmental Laws” shall mean any applicable law, regulation or legal requirement relating to pollution or protection or cleanup of the Environment.

(ll) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(mm) “ERISA Affiliate” shall mean the Seller or any other “person,” within the meaning of Section 7701(a)(1) of the Code, that together with an Acquired Company is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 3(5) or 4001(b)(1) of ERISA.

(nn) “ERS” means Emergency Radiology Services, LLC, a Minnesota limited liability company.

(oo) “Escrow Agent” means U.S. Bank National Association, a national banking association.

(pp) “Escrow Agreement” means the Escrow Agreement between the Buyer, Seller and the Escrow Agent in the form attached hereto as Exhibit A.

(qq) “Escrow Amount” shall mean $5,000,000 in cash.

(rr) “Escrow Fund” shall have the meaning set forth in Section 7.1.

(ss) “Escrow Period” shall have the meaning set forth in Section 7.2.

(tt) “Extremely Hazardous Substance” shall have the meaning set forth in Section 302 of the United States Emergency Planning and Community Right-to-Know Act of 1986, as amended.

(uu) “Federal Health Care Program” shall mean any plan or program that provides health benefits, whether directly, through insurance, or otherwise, which is funded directly, in whole or in part, by the United States Government, or any state health care program either approved under the Social Security Act or receiving federal funds.

(vv) “GAAP” shall mean United States generally accepted accounting principles.

(ww) “Governmental Approval” shall mean any: (i) permit, license, certificate, concession, approval, consent, ratification, permission, clearance, exemption, waiver, certification, designation, registration, variance, qualification, accreditation or authorization issued, granted, given, required by or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement; or (ii) pending application or request for any of the foregoing in (i) above.

(xx) “Governmental Entity” or “Government Authority” shall mean any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

(yy) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Pub. L. No. 94-435, 90 Stat. 1390, and rules promulgated thereunder.

(zz) “Interests” shall have the meaning set forth in Recital A.

(aaa) “Intellectual Property Rights” shall mean any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all patents and applications therefore, inventor’s certificates and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (collectively, “Patents”); (ii) all trade secrets, proprietary information, and know how (collectively, “Trade Secrets”); (iii) copyrights, copyright registrations and applications, including moral rights and rights in Software, (“Copyrights”); (iv) all trade names, logos, trademarks and service marks; trademark and service mark registrations and applications

(collectively, “Trademarks”); (v) all rights to Uniform Resource Locators, world wide web site addresses and domain names (collectively, “Domain Rights”); (vi) databases and data collections (including patient and billing data, knowledge databases, customer lists and customer databases); (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) all goodwill associated with any of the foregoing.

(bbb) “Interim Balance Sheet” shall have the meaning set forth in Section 3.5(c).

(ccc) “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, ordinance, code, order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(ddd) “Liability” shall mean any debt, liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

(eee) “Lien” shall mean any mortgage, pledge, lien, security interest, charge, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided that the rights of parties under equipment leases, consignment arrangements and licenses shall not constitute Liens.

(fff) “Loss” and “Losses” shall have the meanings set forth in Section 8.2.

(ggg) “Material Adverse Effect” shall mean any (i) change, event, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the Business, assets, products, liabilities, financial condition, results of operations or prospects of any of the SPR Companies, or (ii) circumstance, change or event that materially impairs Buyer’s ability to use, sell, license, market, modify, and operate the assets of the Acquired Companies or operate the Business of the Acquired Companies in substantially the same manner as the Acquired Companies prior to the date of this Agreement.

(hhh) “Multiemployer Plan” shall mean any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iii) “MWR” shall mean Midwest Radiology LLC, an affiliate of Seller.

(jjj) “Nondisclosure Agreement” shall have the meaning set forth in Section 5.1.

(kkk) “Noncompetition Affirmation Agreement” shall have the meaning set forth in Section 6.2.

(lll) “Object Code” shall mean computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

(mmm) “Officer’s Certificate” shall have the meaning set forth in Section 8.6(a).

(nnn) “Ordinary Course of Business” shall mean the ordinary course of business, consistent with past practice (including with respect to quantity and frequency).

(ooo) “Other SPR Companies Interim Financials” has the meaning set forth in Section 3.5(b).

(ppp) “Other SPR Companies Unaudited Financial Statements” has the meaning set forth in Section 3.5(b).

(qqq) “Other SPR Companies Unaudited Year-End Financials” has the meaning set forth in Section 3.5(b).

(rrr) “PBGC” shall mean the Pension Benefit Guaranty Corporation.

(sss) “Pension Plan” means each Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(ttt) “Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group of any of the foregoing.

(uuu) “Physician Members” shall mean each of the persons listed on Schedule A, each of whom holds an equity, profits or other ownership interest in the Seller and SPRPA.

(vvv) “Pre-Closing Period” shall have the meaning set forth in Section 8.4.

(www) “Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity before any Governmental Entity or properly convened arbitration panel.

(xxx) “Professional Services Agreement” means the Professional Services Agreement referred to in Section 6.2(e)(viii).

(yyy) “Property Taxes” shall have the meaning set forth in Section 8.4.

(zzz) “PTO” shall mean the United States Patent and Trademark Office.

(aaaa) “Registered Intellectual Property Rights” shall mean all United States, international and foreign: (i) Patents and Patent applications (including provisional applications); (ii) registered Trademarks and applications for Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) registered Copyrights and applications for Copyrights; (iv) domain name registrations; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity.

(bbbb) “Release” shall mean any actual spilling, leaking, pumping, pouring, emitting, dispersing, emptying, discharging, injecting, leaching, dumping or disposing of any Chemical Substance or Extremely Hazardous Substance into the Environment that would cause an Environmental Liability or Costs (including the abandonment or discarding of barrels, containers, tanks or other receptacles containing or previously containing any Chemical Substance).

(cccc) “Rep Indemnity Cap” shall have the meaning set forth in Section 8.3.

(dddd) “Seller” means SPR Holdings, LLC, a Minnesota limited liability company.

(eeee) “Seller Indemnifying Party” shall have the meaning set forth in Section 8.2.

(ffff) “Software” shall mean any and all computer software and code, including assemblers, applets, compilers, Source Code, Object Code, data (including image and sound data), Development Tools, design tools and user interfaces, in any form or format, however fixed. Software shall include Source Code listings, file listings, functionality descriptions and documentation.

(gggg) “Source Code” shall mean computer software and code, in form other than Object Code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(hhhh) “SPR Companies” means each of Seller, MWR, ERS, Support Services Company and SPRPA.

(iiii) “SPR Company Customers” shall have the meaning set forth in Section 3.29(a).

(jjjj) “SPR Company Customer Contracts” shall have the meaning set forth in Section 3.11.

(kkkk) “SPRPA” shall mean St. Paul Radiology, P.A, an affiliate of Seller.

(llll) “Straddle Period” shall have the meaning set forth in Section 8.4.

(mmmm) “Subsidiary” shall mean, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

(nnnn) “Support Services Company” means Midwest Physicians Services, LLC, a Minnesota limited liability company.

(oooo) “Tax” or “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 1.1(oooo) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium relief or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this Section 1.1(oooo) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(pppp) “Tax Return” shall mean any U.S. federal, state, local or non-U.S. return, estimate, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(qqqq) “Technology” shall mean all technology, technical and business information and all tangible embodiments of Intellectual Property Rights, including Software, Development Tools, systems, files, records, databases, drawings, artwork, designs, displays, audio-visual works, devices, hardware, apparatuses, documentation, manuals, specifications, flow charts, web pages, customer lists, electronic and other data, and other tangible embodiments of, or materials describing or disclosing, technical or business data, concepts, know-how, show-how, techniques, Trade Secrets, inventions (whether patentable or unpatentable), algorithms, formulae, processes, routines, databases, works of authorship and the like.

(rrrr) “Transaction Expenses” shall have the meaning set forth in Section 9.2.

(ssss) “Treasury Regulations” means the Treasury Regulations promulgated under the Code.

(tttt) “Unlimited Representations” shall have the meaning set forth in Section 8.1.

(uuuu) “Welfare Plan” means each Employee Plan that is an “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA.

1.2 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) Except as otherwise indicated, all references in this Agreement to “Articles,” “Schedules,” “Sections” and “Exhibits” are intended to refer to Articles, Schedules, Sections and Exhibits to this Agreement.

(d) The headings in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement, and will not be referred to in connection with the construction or interpretation of this Agreement.

(e) For purposes of this Agreement, the term “knowledge” means with respect to the Acquired Companies and the Seller, (i) the actual knowledge of any of the following individuals: Mark Kleinschmidt, Joseph Tashjian, Jerry Gehling and Barry Lindo and (ii) knowledge as would have or should have come to the attention of any of such named individuals in the course of preparing and negotiating this Agreement and the related Schedules, Exhibits, documents, certificates or other writings or in the course of discharging such individual’s duties with respect to Seller, SPRPA or the Acquired Companies in a reasonable and prudent manner consistent with sound business practice.

ARTICLE II

SALE AND PURCHASE OF INTERESTS; CLOSING

2.1 Interests. On the terms and subject to the conditions contained in this Agreement, Seller shall, at the Closing, sell and transfer the Interests to Buyer, and Buyer shall, at the Closing, purchase the Interests from Seller.

2.2 Consideration. Subject to the escrow provisions of Article VII, the aggregate purchase price for the Interests will be Sixty Two Million Four Hundred Sixty Thousand Dollars ($62,460,000) (the “Cash Consideration”).

2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of the Seller or at such other place as the parties may agree commencing at 12:00 p.m., Pacific time, two business days following the satisfaction or written waiver of the last of the conditions of Closing as set forth in Article VI hereof, or on such other date as the parties may determine (the “Closing Date”). At the Closing, (i) Seller will deliver to Buyer executed transfer forms evidencing transfer of the Interests to Buyer and (ii) Buyer will deliver to Seller by wire transfer pursuant to wire transfer instructions provided to Buyer at least two business days prior to the Closing Date, an amount of cash equal to the Cash Consideration less the Escrow Amount.

2.4 Purchase Price Allocation. The Parties agree that the transaction contemplated hereunder will be treated for federal and state income Tax purposes in the manner described in Section 5.13(c). Accordingly, the parties agree that consideration paid pursuant to Section 2.2, plus assumed liabilities will be allocated to all of the assets of the Acquired Companies in the manner required by Section 1060 of the Code (with the Escrow Amount being included as consideration and being allocated when, and to the extent that, such amounts of the Escrow Amount are released to Seller, exclusive of any imputed interest with respect to any such release).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND ACQUIRED COMPANIES

The Acquired Companies and the Seller hereby represent and warrant to Buyer, subject to the specific exceptions disclosed in the disclosure letter and schedules thereto dated as of the date hereof (the “Disclosure Letter”), on the date hereof, and as of the Closing as though made at the Closing, as follows below. The Disclosure Letter shall be deemed to qualify and to be a part of the representations and warranties in this Article III, shall be arranged in sections corresponding to the numbered sections of this Article III, and each disclosure item in the Disclosure Letter shall reference the specific section and paragraph numbers of this Agreement to which such disclosure applies.

3.1 Organization.

(a) The Support Services Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. ERS is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. Each of the SPR Companies has the power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each of the SPR Companies is duly qualified or licensed to do business, to perform its obligations under all Contracts by which it is bound and each is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

(b) Each of the Acquired Companies has made available to Buyer true and correct copies of its articles or certificate of organization and operating agreement or similar agreement and any member control agreement or other agreement that sets forth rights or obligations of members of such company, in each case as amended through the date hereof (collectively, the “Charter Documents”), and each such instrument is in full force and effect. None of the Acquired Companies is in violation of any of the provisions of its respective Charter Documents. The operations now being conducted by each of the Acquired Companies have not now and have never been conducted under any other name.

(c) Section 3.1(c) of the Disclosure Letter lists the directors or governors and officers of each Acquired Company and the Seller as of the date hereof.

(d) Section 3.1(d) of the Disclosure Letter lists every state or foreign jurisdiction in which each of the SPR Companies has employees or facilities or is required to be qualified to conduct business.

(e) The Acquired Companies have no Subsidiaries and neither has ever owned any shares of capital stock or any interest in, or had the power to direct the business and policies of, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity.

(f) The Seller has no, and has never had any, operations and its sole business is and has been owning the equity or other ownership interests of each of its Subsidiaries which are listed on Section 3.1(f) of the Disclosure Letter.

3.2 Authority. Each of the Acquired Companies and Seller has all requisite company or other legal power and authority to enter into this Agreement and the Collateral Agreements required to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Collateral Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary company action on the part of each of the Acquired Companies and the Seller, and no further action is required on the part of either Acquired Company or the Seller, its board of directors or governors or its members to approve the Agreement and the transactions contemplated hereby. This Agreement and the Collateral Agreements required to be executed by it has been, or at Closing will be as the case may be, duly executed and delivered by each of the Acquired Companies and Seller and constitute, or when executed and delivered at the Closing will constitute as the case may be, legal, valid and binding obligations of such Acquired Company or Seller, enforceable against such Acquired Company or Seller in accordance with its terms. The Administrative Support Services Agreement and Professional Services Agreement to which it is a party has been duly executed and delivered by SPRPA and constitutes legal, valid and binding obligations of SPRPA enforceable against it in accordance with its terms. The Administrative Support Services Agreement to which it is a party has been duly executed and delivered by MWR and constitutes legal, valid and binding obligations of MWR enforceable against it in accordance with its terms except (i) as may be limited by state and federal laws, rulings and court decisions and principles of equity and public policy, and (ii) as may be subject to the discretion of a court asked to interpret this Agreement and/or the Collateral Agreements. Each other Collateral Agreement to which SPRPA is a party, and each Collateral Agreement to which any of the other SPR Companies is a party, has been duly executed and delivered by SPRPA or such other SPR Company, as the case may be, and constitutes the legal, binding and valid obligations of SPRPA or such other SPR Company, as the case may be, enforceable against it in accordance with its terms except (i) as may be limited by state and federal laws, rulings and court decisions and principles of equity and public policy, and (ii) as may be subject to the discretion of a court asked to interpret this Agreement and/or the Collateral Agreements.

3.3 Capital Structure. The entire authorized membership interests or other financial, voting or equity interests of each of the Acquired Companies is set forth in Section 3.3 of the Disclosure Letter. Seller owns all of the membership interests (which such term includes all financial, voting, equity and other ownership interests) of each of the Acquired Companies. All issued and outstanding membership interests of each Acquired Company have been duly authorized and validly issued, are fully paid and nonassessable, and have been issued in compliance with all applicable laws. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating the Acquired Companies to purchase, issue, sell, deliver or transfer any of its voting, financial, equity or other membership interests. There are no outstanding or authorized membership interest appreciation, phantom stock, profit participation, or other similar rights with respect to the Acquired Companies. There are no voting trusts, member control agreements, proxies or other agreements in effect with respect to the voting or transfer of the voting, financial, equity or other membership interests of the Acquired Companies.

3.4 Conflict. Except as identified in Section 3.4 of the Disclosure Letter, the execution and delivery of this Agreement and the Collateral Agreements to which it is party by each Acquired Company and Seller does not or when executed and delivered at the Closing will not, as the case may be, and the performance by each Acquired Company and Seller of its obligations hereunder and thereunder will not (with or without the lapse of time), and the execution of each Collateral Agreement to which any other SPR Company is a party does not or will not when executed at the Closing, as the case may be, and the performance by each such other SPR Company of its obligations thereunder will not, (a) conflict with or violate the Charter Documents of such Acquired Company, Seller or such other SPR Company, as the case may be, (b) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Acquired Company, Seller or such other SPR Company, as the case may be, or by which any of its assets or properties are bound or affected or give any Governmental Entity or other person the right to challenge the transactions contemplated hereby, (c) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of any of the SPR Companies or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of any of the SPR Companies pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which such Acquired Company, Seller or such other SPR Company is a party or by which the Business or the assets or properties of any of the SPR Companies are bound or affected, (d) cause any of the SPR Companies or Buyer to become subject to, or to become liable for the payment of, any Tax, or (e) give any third party the right to any payment by any of the SPR Companies or the Buyer unless agreed to by the Buyer or give rise to any acceleration or change in the award, grant, vesting or determination of options, warrants, rights, bonuses, severance payments or other contingent obligations of any nature whatsoever of any of the Acquired Companies. Section 3.4 of the Disclosure Letter lists all consents, waivers and approvals under any Contracts to which any of the SPR Companies is a party that are required to be obtained in connection with the consummation of the transactions contemplated hereby or under any of the Collateral Agreements.

3.5 Financial Statements.

(a) Section 3.5(a) of the Disclosure Letter sets forth true and correct copies of (a) Acquired Companies’ audited balance sheets as of December 31, 2005 and December 31, 2006 and the related audited statements of income and cash flows for the respective twelve-month periods then ended (the “Acquired Company Audited Year-End Financials”) and

(b) Acquired Companies’ unaudited balance sheet as of May 31, 2007 and the related unaudited statements of income, cash-flows and changes in equity for the five-month period ending May 31, 2007 (the “Acquired Company Interim Financials”). The Acquired Company Audited Year-End Financials and the Acquired Company Interim Financials are collectively referred to herein as the “Acquired Company Financial Statements.” The Acquired Company Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, and consistent with each other, except for the absence of footnotes in the case of the Acquired Company Interim Financials. The Acquired Company Financial Statements present fairly in all material respects the financial condition and operating results of the Acquired Companies as of the respective dates and for the periods indicated therein, subject in the case of the Acquired Company Interim Financials to normal year-end adjustments, which will not in any event be material in amount or significance in any individual case or in the aggregate. The financial statements of Support Services Company included in the Acquired Company Financial Statements reflect the provision by the Support Services Company during the time periods covered by such financial statements of each of the services that Support Services Company will be required to provide pursuant to the Administrative Support Services Agreements except to the extent those agreements require Support Services Company to perform services that are in addition to the services performed by Support Services Company during such time periods.

(b) Section 3.5(b) of the Disclosure Letter sets forth true and correct copies of (a) each SPR Company’s (other than the Acquired Companies) unaudited unconsolidated balance sheets as of December 31, 2005 and December 31, 2006 and the related unaudited unconsolidated statements of income for the respective twelve-month periods then ended (the “Other SPR Companies Unaudited Year-End Financials”) and (b) each SPR Company’s (other than the Acquired Companies) Companies’ unaudited unconsolidated balance sheet as of May 31, 2007 and the related unaudited unconsolidated statements of income for the five-month period ending May 31, 2007 (the “Other SPR Companies Interim Financials”). The Other SPR Companies Unaudited Year-End Financials and the Other SPR Companies Interim Financials are collectively referred to herein as the “Other SPR Companies Unaudited Financial Statements.” The Other SPR Companies Unaudited Financial Statements are complete and correct in all material respects and have been prepared on a cash/income tax basis applied on a consistent basis throughout the periods indicated, and consistent with each other, except for the absence of footnotes in the case of the Other SPR Companies Interim Financials. The Other SPR Companies Unaudited Financial Statements present accurately in all material respects on a cash/income tax basis, the financial condition and operating results of the applicable SPR Company as of the respective dates and for the periods indicated therein, subject in the case of the Other SPR Companies Interim Financials to normal year-end adjustments, which will not in any event be material in amount or significance in any individual case or in the aggregate, which will not in any event be material in amount or significant in any individual case on in the aggregate.

(c) The unaudited unconsolidated balance sheet as of May 31, 2007 of each Acquired Company is referred to herein as such company’s “Interim Balance Sheet.” Except as set forth on its Interim Balance Sheet or Section 3(b) of the Disclosure Letter, neither of the Acquired Companies have any Liabilities greater than $25,000 individually or $100,000 in the aggregate (whether or not required to be reflected in financial statements in accordance with GAAP) except for obligations under Contracts to which it is a party that, by the terms of the Contracts, first arise after the date hereof.

3.6 Indebtedness; Guaranties. Except as set forth in Section 3.6 of the Disclosure Letter, (a) the Acquired Companies have no indebtedness for money borrowed or for the deferred purchase price of property or services, capital lease obligations, conditional sale or other title retention agreements, and (b) the Acquired Companies are not guarantors or otherwise liable for any Liability or obligation of any other person or entity for any matter.

3.7 Accounts Receivable.

(a) Section 3.7 of the Disclosure Letter sets forth an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Acquired Companies (collectively, “Accounts Receivable”) as of the date of the Interim Balance Sheet of each Acquired Company.

(b) All Accounts Receivable of the Acquired Companies (including those Accounts Receivable reflected on the Interim Balance Sheet of each Acquired Company that have not yet been collected and those Accounts Receivable that have arisen since the date of such Interim Balance Sheet and have not yet been collected) (i) represent valid and enforceable obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the Ordinary Course of Business; (ii) will be collected in accordance with their terms at their recorded amounts less any applicable bad debt allowances, and (iii) except as indicated in Section 3.7 of the Disclosure Schedule, are free and clear of all Liens.

3.8 Cash Equivalents/Bank Accounts.

(a) Section 3.8 of the Disclosure Letter accurately sets forth, with respect to each account maintained by or for the benefit of the Acquired Companies at any bank or other financial institution:

(i) the name and location of the institution at which such account is maintained;

(ii) the name in which such account is maintained and the account number of such account; and

(iii) the names of all individuals authorized to draw on or make withdrawals from such account.

(b) Except as indicated in Section 3.8 of the Disclosure Schedule, Acquired Companies have full legal and beneficial interest in all cash, cash equivalents and other financial assets deposited in such accounts, free and clear of any Liens.

3.9 Absence of Changes. Since January 1, 2007, except as identified on Section 3.9 of the Disclosure Letter, and except as contemplated by this Agreement, each SPR Company has conducted its Business only in the Ordinary Course of Business and there has been no occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business of any SPR Company. Without limiting the generality of the foregoing:

(a) There have been no events or changes in the condition (financial or otherwise), business, net worth, assets, properties, operations, obligations, authority or liabilities of any of the SPR Companies which, individually or in the aggregate, have had or would be reasonably expected to have a Material Adverse Effect;

(b) None of the Acquired Companies have mortgaged, pledged or otherwise encumbered any of their assets or properties;

(c) None of the Acquired Companies have sold, assigned, licensed, leased, transferred or conveyed, or committed themselves to sell, assign, license, lease, transfer or convey, any of their assets or properties;

(d) There has been no destruction of, damage to or loss of any of the assets or properties of any of the SPR Companies;

(e) None of the SPR Companies have accelerated, terminated, modified or cancelled any Contract, lease or license (or series of related Contracts, leases, and licenses);

(f) None of the SPR Companies have delayed or postponed the payment of material accounts payable or other Liabilities;

(g) None of the SPR Companies have cancelled, compromised, waived or released any right or claim (or series of related rights and claims);

(h) None of the SPR Companies have entered into any capital commitments;

(i) No litigation has been commenced or threatened and, to the knowledge of the Seller and the Acquired Companies, no reasonable basis exists for any litigation, proceeding or investigation against any of the SPR Companies, any officer, director, employee or contractor of any of the SPR Companies or the assets or properties of any of the SPR Companies;

(j) The Acquired Companies have not (i) sold or otherwise issued (or granted any warrants, options or other rights to purchase) any membership interests or other equity securities, (ii) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any membership interests, or (iii) repurchased, redeemed or otherwise reacquired any membership interests or other securities, or split, combined or reclassified any of their membership interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for membership interests;

(k) None of the SPR Companies have violated in any material respect any Legal Requirement applicable to it;

(l) There has not been any change by any of the SPR Companies in their accounting principles, practices or methods, in their Tax principles or practices or in the practices and standards used to maintain the Books and Records;

(m) None of the SPR Companies have violated, entered into, terminated or modified any of the Acquired Company Contracts or any SPR Company Customer Contract or approvals or permits of Governmental Entities, and no Governmental Entity or other Person has amended, accelerated, terminated or modified any such Contracts, approvals or permits;

(n) None of the SPR Companies have (i) failed to maintain its assets or properties in good repair, order or condition, reasonable wear and tear excepted, (ii) accelerated the collection of any of its accounts receivable or any accrual of liabilities, written off any accounts receivable or established any extraordinary reserve with respect thereto;

(o) None of the SPR Companies have assigned, or granted, any license or sublicense of any rights under or with respect to, any of the Intellectual Property Rights of such Company;

(p) None of the SPR Companies have made any material gifts or sold, transferred or exchanged any material property on a non-arm’s length basis;

(q) None of the Acquired Companies have forgiven any debt or otherwise released or waived any right or claim nor discharged any lien nor paid any obligation or Liability other than in the Ordinary Course of Business;

(r) To the knowledge of the Seller and the Acquired Companies, none of the SPR Companies have suffered any loss or harm to any relationship with any Person material to the Business or to any customer;

(s) None of the Acquired Companies have received notice of any claim or potential claim, and to the knowledge of the Seller and the Acquired Companies no basis exists for any claim or potential claim that any of the Acquired Companies have infringed the Intellectual Property Rights of any Person;

(t) Other than in the Ordinary Course of Business, there has been no (i) increase in or other change to the salary or other compensation (including equity based compensation) payable or to become payable by the Acquired Companies to any of their respective officers, directors, employees or consultants, or (ii) declaration, payment or commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) by the Acquired Companies of a severance payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation), in each case to any of their respective officers, directors, employees or consultants;

(u) Whether or not in the Ordinary Course of Business, there has been no declaration, setting aside or payment to Seller or any member of Seller of any dividend, redemption or other distribution with respect to the membership interests of either of the Acquired Companies; and

(v) There has been no agreement by any of the SPR Companies, or any employees, contractors, agents or affiliates of any of the SPR Companies, to do any of the things described in the preceding clauses (a) through (u).

3.10 Legal and Other Compliance. Except for matters covered by Section 3.18 (taxes), Section 3.19 (environmental) and Section 3.22 (employee benefit matters):

(a) Each of the SPR Companies is in compliance in all material respects with all Legal Requirements that are applicable to it or to the conduct of the Business or the ownership or use of any of its assets or properties.

(b) No event has occurred, and no condition or circumstance exists, that (with or without notice or lapse of time) constitutes or is reasonably likely to result directly or indirectly in any material violation by any of the SPR Companies, or a failure on the part of any of the SPR Companies to materially comply with, any Legal Requirement.

(c) No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced or, to the knowledge of the Seller and the Acquired Companies threatened against any of the SPR Companies alleging any failure to comply with any Legal Requirement, nor, to the knowledge of the Seller and the Acquired Companies is there any reasonable basis therefor.

(d) To the knowledge of the Seller and the Acquired Companies, no Governmental Entity is considering any Legal Requirement that, if adopted or otherwise put into effect, would prevent, delay, make illegal or otherwise interfere with the transactions contemplated by this Agreement or any of the Collateral Agreements.

(e) Other than SPRPA and MWR, none of the SPR Companies is a “covered entity” as that term is defined by 45 C.F.R. § 160.103. Each of SPRPA and MWR are in compliance in all respects with all applicable privacy and security rules promulgated under the Health Insurance Portability and Accountability Act of 1996. To the extent that the Acquired Companies obtain protected health information subject to the Standards for Privacy of Individually Identifiable Health Information promulgated by the U.S. Department of Health and Human Services in accordance with the Administration Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 in the conduct of the Business, the Acquired Companies are in compliance in all respects with all applicable privacy and security rules. The Acquired Companies are either not subject to or are in compliance in all respects with any similar privacy laws in existence in any state or foreign jurisdiction.

(f) Each of the SPR Companies (and each of the physicians that provides radiology or other services on behalf of each of the SPR Companies in connection with the Business) holds all permits, licenses, certificates, accreditations and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of the Business, and Section 3.10(f) of the Disclosure Letter sets forth a list of all such permits, licenses, certificates, accreditations, and other authorizations applicable to each of the Acquired Companies and Seller has provided Buyer with access to all of such permits, licenses, etc. applicable to each of the other SPR Companies, and each of the SPR Companies, and each of the physicians that provides teleradiology or other services on behalf of any of the SPR Companies, is in compliance with all terms and conditions of any such required permits, licenses, certificates, accreditations and authorizations.

(g) Intentionally Omitted.

(h) Except as set forth in Section 3.10(h) of the Disclosure Schedule, each of the physicians who provide reading services under a professional services agreement between SPRPA and one or more of the other SPR Companies or who otherwise provides such services in connection with the Business of one or more of the SPR Companies (a) meets all qualifications for readers under any agreement for services pursuant to which such physician provides services in connection with the Business, (b) is licensed to practice medicine in each of the states in which the patients are located for which such physician provides radiology interpretations, (c) has obtained medical staff privileges at any hospitals at which such physician provides radiology interpretations, (d) is an independent contractor or is employed by SPRPA, which is an independent contractor of one or more of the SPR Companies, and is an independent licensed practitioner for all purposes including, without limitation, all tax purposes and for the Joint Commission, formerly known as the Joint Commission on Accreditation of Health Organizations (“JCAHO”) standards set forth in the 2004 JCAHO Comprehensive Accreditation Manual for Hospitals and (e) has never been excluded or sanctioned by any third party payor or Federal Health Care Program.

(i) Other than SPRPA and MWR, none of the SPR Companies nor any physician who provides readings in connection with the Business submits any claims for reimbursement for such readings to any third-party payor, including, without limitation, Medicare, Medicaid or any private insurance plan.

(j) All billings, reimbursement claims and billing practices of each of the SPR Companies to all patients and third party payors, including Federal Health Care Programs, private insurance companies and other customers, are and have been in compliance with all applicable laws and all policies of such third party payors and Federal Health Care Programs in all material respects, and none of the SPR Companies have billed or received any payment or reimbursement in excess of amounts allowed by law or by applicable contracts which would have a Material Adverse Effect. To the knowledge of the Seller and the Acquired Companies, all of the SPR Companies’ billings and claims have been made on a timely basis and were, when filed, complete and correct except where the failure to do so would not have a Material Adverse Effect.

3.11 Contracts.

(a) The Contracts listed on Section 3.11 of the Disclosure Letter are all of the Contracts between either of the Acquired Companies and any third party, including amendments thereto (the “Acquired Company Contracts”). Except as set forth under Section 3.11 of the Disclosure Letter, there are no obligations due or owing by either of the Acquired Companies under such Acquired Company Contracts. Section 3.11 of the Disclosure Letter also sets forth any Contract under which any of the other SPR Companies currently derives revenues or derived revenue in 2006 (the “SPR Company Customer Contracts”) and any other Contract to which an SPR Company (other than an Acquired Company) is a party which is material to the Business.

(b) Neither of the Acquired Companies is nor, with respect to any Employee Plans, Employee compensation arrangements or employment arrangements is any ERISA Affiliate, a party to any unwritten commitment, understanding, contract, covenant or agreement with any third party (including any Employee or former employee), including with respect to any matter related to the Business, assets or properties of the Acquired Companies, Acquired Company Intellectual Property, Acquired Company Contracts, Employee Plans, Employee compensation arrangements or employment arrangements.

(c) Each Acquired Company Contract and each SPR Company Customer Contract is in full force and effect and is valid and enforceable in accordance with its terms. None of the Acquired Companies or any other SPR Company has breached, violated or defaulted under, nor received notice that it has or may have breached, violated or defaulted under, any of the terms or conditions of any Acquired Company Contract or SPR Company Customer Contract to which it is a party. To the knowledge of the Seller and the Acquired Companies, no third party obligated to the Acquired Companies or any other SPR Company pursuant to any Acquired Company Contract or any SPR Company Customer Contract has breached, violated or defaulted under any of the terms or conditions of any Acquired Company Contract or any SPR Company Customer Contract. The Acquired Companies have obtained, or will obtain prior to the Closing, all necessary consents, waivers or approvals of parties to any Acquired Company Contract in order for such Acquired Company Contract to remain in full force and effect without limitation, modification or alteration after the Closing. Following the Closing, the Acquired Companies and the other SPR Companies will continue to be permitted to exercise all of their rights under the Acquired Company Contracts and each SPR Company Customer Contract (without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Acquired Companies would otherwise be required to pay pursuant to the terms of such Acquired Company Contracts or any SPR Company Customer Contract) had the transactions contemplated by this Agreement and the Collateral Agreements not occurred. There does not exist any agreement, contract, or other arrangement entered into by or on behalf of any SPR Company that alters the term of an any Acquired Company Contract or any SPR Company Customer Contract. The Seller and the Acquired Companies do not have knowledge of (i) any notice of intent, negotiations, discussions or other indications of interest on the part of the third parties to the Acquired Company Contracts or the SPR Company Customer Contracts to terminate, modify, amend, waive or alter any of the terms and conditions of the Acquired Company Contracts or the SPR Company Customer Contracts, or (ii) any change of control transactions or insolvency events pending with respect to the third parties to the Acquired Company Contracts or the SPR Company Customer Contracts.

(d) The Seller and the Acquired Companies have provided Buyer true, accurate and complete copies of all Acquired Company Contracts, and there are no oral or written amendments, modifications, side letters, supplements or other arrangements or agreements in existence with respect to any Acquired Company Contract which have not been provided to Buyer.

(e) To the knowledge of the Seller and the Acquired Companies, no audit or similar review or investigation has been or is being conducted by any party to any Acquired Company Contract or SPR Company Customer Contract. The Seller and the Acquired Companies have no knowledge of, and have not received any written notice or written request with respect to, any such audit, review or investigation, and the Seller and the Acquired Companies have no knowledge of any facts that are reasonably likely to lead to the commencement of any such audit, review or investigation. No party to any Acquired Company Contract or SPR Company Customer Contract (i) is renegotiating, or (ii) has requested a renegotiation of any amount paid or payable or other term or provision of any Acquired Company Contract or SPR Company Customer Contract. None of the SPR Companies have waived any of their rights under any Acquired Company Contract or SPR Company Customer Contract. Performance by the Acquired Companies and the other SPR Companies of their respective obligations under the Acquired Company Contracts and the SPR Company Customer Contracts and the SPR Company Customer Contracts will not result in any violation of or failure to comply with any Legal Requirement.

3.12 Restrictions on Business Activities. There is no agreement (non-competition, non-solicitation, field of use, most favored nation or otherwise), commitment, judgment, injunction, order or decree to which any SPR Company is a party or which is otherwise binding upon any SPR Company which has or would reasonably be expected to have the effect of prohibiting, restricting or impairing (a) the conduct of the Business, (b) any acquisition of assets or property (tangible or intangible) by Buyer, (c) any disposition of the Acquired Companies’ assets or properties by Buyer following the Closing Date, or (d) the transactions contemplated by this Agreement and the Collateral Agreements.

3.13 Governmental Approvals.

(a) There are no Governmental Approvals required to be obtained or held by any SPR Company in connection with the Business.

3.14 Title to Properties, Absence of Liens, Condition of Equipment.

(a) Neither of the Acquired Companies owns, and neither has ever owned, any real property. Section 3.14(a) of the Disclosure Letter sets forth a list of all real property currently leased by the Acquired Companies, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and/or other fees payable under any such lease. The Acquired Companies have delivered or otherwise made available to Buyer a true and correct copy of each lease of real property. Such leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). The business operations of the Acquired Companies conducted on the real property subject to such leases do not violate any applicable law, building code, zoning requirement or classification, or pollution control ordinance or statute relating to the particular property or such operations, and such non-violation is not dependent, in any instance, on so-called non-conforming use exceptions. The Acquired Companies have not caused any damage to the leased premises. All approvals of Governmental Entities (including licenses and permits) required in connection with the operation of the Business on such real property have been obtained.

(b) Except as set forth on Section 3.14(b) of the Disclosure Letter, the Acquired Companies have good and valid title to, or, in the case of leased or licensed properties and assets, valid leasehold interests or licenses in, all of the assets and properties purported to be owned by them or used in the Business, free and clear of any Liens (including any Liens created as a result of the consummation of the transactions contemplated hereby). Except as disclosed in Section 3.14(b) of the Disclosure Letter, to the knowledge of the Acquired Companies, no basis exists for the assertion of any claim that, if adversely determined, would result in a Lien on any asset or property of the Acquired Companies or otherwise affect the Business, any asset or property of the Acquired Companies, Buyer’s conduct of the Business subsequent to the Closing or Buyer’s use of any of the Acquired Companies’ assets or properties.

(c) Seller or one of its Affiliates is the sole and rightful owner of all data and information that it has generated, directly or indirectly, in connection with the conduct of the Business, and none of the SPR Companies is a party to any contract, agreement or understanding that would restrict the use of such data and information in the future and each of MWR and SPRPA has the right to license such data to Buyer pursuant to the Data License Agreement.

(d) Section 3.14(d) of the Disclosure Letter lists all equipment, furniture, fixtures, improvements and other tangible assets owned or leased by the Acquired Companies, and such assets are (i) all the tangible assets required for the conduct of the Business by the Acquired Companies as currently conducted, (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear and (iii) adequate for the uses to which they are being put. Section 3.14(d) of the Disclosure Letter identifies where each of such tangible assets is located and whether such tangible assets are leased to the Acquired Companies (and, if so, by which lessor). The Acquired Companies are in custody and control of all of such tangible assets, except as disclosed in Section 3.14(d) of the Disclosure Letter.

(e) Section 3.14(e) of the Disclosure Letter lists or describes all intangible assets owned or licensed by either of the Acquired Companies except for the Acquired Company Intellectual Property, and such intangible assets, together with the Acquired Company Intellectual Property, are all of the intangible assets used in the Business of the Acquired Companies as presently conducted. Following the Closing, the Acquired Companies shall continue to be able to use, and enjoy the benefits of, all of the intangible assets (including the licensed rights and the Acquired Company Intellectual Property), in substantially the same manner as the Acquired Companies prior to the Closing, without infringing the rights of any third party.

(f) The Acquired Companies have sole and exclusive ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing and service histories relating to their current and former customers (the “Customer Information”). No Person other than the Acquired Companies possesses any claims or rights with respect to use of the Customer Information.

3.15 Intellectual Property.

(a) There are no Acquired Company Registered Intellectual Property Rights owned or controlled by or for, filed in the name of or for, or otherwise held by or for the benefit of the Acquired Companies.

(b) Section 3.15(b) of the Disclosure Letter lists all Acquired Company Intellectual Property. The Acquired Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in the conduct of and/or necessary to conduct the business of the Acquired Companies as currently conducted and to perform any services it may be required to perform under a Collateral Agreement and as it is currently planned to be conducted. The Intellectual Property Rights owned or to which an SPR Company has a valid license are all of the Intellectual Property Rights used in and/or necessary to conduct the conduct of its Business as it is currently conducted and as it is currently planned to be conducted.

(c) Except as noted on Section 3.15 of the Disclosure Letter, each item of Acquired Company Intellectual Property (i) is free and clear of any Liens, and (ii) is exclusively owned by one of the Acquired Companies, and no third party owns or has any rights to any such Acquired Company Intellectual Property except for the Technology and Intellectual Property Rights that are licensed by an Acquired Company pursuant to valid license agreements that are listed on Section 3.15(c) of the Disclosure Letter.

(d) Neither of the Acquired Companies has made, nor has any person or entity acting on behalf of either of the Acquired Companies made, any material improvements to any Technology or Intellectual Property Rights licensed by either of the Acquired Companies. The Acquired Companies have not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Rights that are or were Acquired Company Intellectual Property to any Person.

(e) The Seller and the Acquired Companies have no knowledge of any facts, circumstances or information that (i) would render any Acquired Company Intellectual Property invalid or unenforceable, (ii) would constitute prior art or that would adversely affect any pending application for any Acquired Company Registered Intellectual Property Right, or (iii) would adversely affect or impede the ability of the Acquired Companies to use any Acquired Company Intellectual Property in the conduct of the Business as it is currently conducted The Acquired Companies have not misrepresented, or failed to disclose, and have no knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Acquired Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Acquired Company Registered Intellectual Property Right. The Seller and the Acquired Companies have no knowledge of any facts, circumstances or information that would render any Company Intellectual Property Rights used in connection with the Business by any other SPR Company invalid or unenforceable.

(f) Each of the Acquired Companies has taken all necessary action to maintain and protect (i) the Intellectual Property Rights of such company, and (ii) the Confidential Information of such company. The Seller and the Acquired Companies have no knowledge of any violation or unauthorized disclosure of any Trade Secret or Confidential Information related to the Business or obligations of confidentiality with respect to the Business.

(g) The operation of the Business does not violate, infringe or misappropriate any Intellectual Property Rights of any Person. No SPR Company has received notice of any claim, or any basis for any claims, that the operation of the Business infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(h) To the knowledge of the Seller and the Acquired Companies, no Person is violating, infringing or misappropriating any Intellectual Property Right of any of the SPR Companies.

(i) To the knowledge of the Seller and the Acquired Companies, there are no Proceedings before any Governmental Entity (including before the PTO) anywhere in the world related to any of the Intellectual Property Rights, including any Acquired Company Registered Intellectual Property Rights, of any of the SPR Companies that would impair the ability of the Acquired Companies to use such rights or increase the cost of using such rights.

(j) To the knowledge of the Seller and the Acquired Companies, no Intellectual Property Rights owned or licensed by any Acquired Company and used in the Business, including any Acquired Company Intellectual Property Right, is subject to any Proceeding or any outstanding decree, order, judgment, office action or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Acquired Companies or, to the knowledge of the Seller and the Acquired Companies, that may affect the validity, use or enforceability of such Company Intellectual Property Right.

(k) There are no Contracts under which the Acquired Companies have agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability, or provide a right of rescission, with respect to the infringement or misappropriation by the Acquired Companies or such other person of the Intellectual Property Rights of any Person other than the Acquired Companies.

(l) There is no Contract affecting any Company Intellectual Property Rights owned or licensed by any Acquired Company and used in the Business, including any Acquired Company Intellectual Property Right, under which there is any dispute regarding the scope of such Contract, or performance under such Contract, including with respect to any payments to be made or received by any of the Acquired Companies thereunder.

(m) All Company Intellectual Property Rights owned by the Acquired Companies will be fully transferable, alienable or licensable by Buyer without restriction (other than restrictions on sublicensing that exist as of the Closing) and without payment of any kind to any third party. The consummation of the transaction as contemplated hereby and by the Collateral Agreements will not result in any loss of any Company Intellectual Property Rights owned or licensed by any Acquired Company and used in the Business, including any Acquired Company Intellectual Property Right, or the right to use any such Company Intellectual Property Rights in the same manner as used as of the date hereof.

(n) Subject to the terms of applicable Intellectual Property Agreements, neither this Agreement nor the transactions contemplated herein, including the assignment to Buyer, by operation of law or otherwise, of any Contracts will result in (i) Buyer granting to any third party any right to, or with respect to, any Acquired Company Intellectual Property; (ii) Buyer being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses; or (iii) Buyer being obligated to pay any royalties or other amounts to any third party.

(o) Except as listed in Section 3.15(o) of the Disclosure Letter, no “open source software” is used by the Acquired Companies in the conduct of the Business or has been incorporated or combined with any Acquired Company Intellectual Property.

3.16 Litigation. Except as listed in Section 3.16 of the Disclosure Letter, there is no action, suit, claim, arbitration or other Proceeding or any investigation pending before any court or administrative agency or, to the knowledge of the Seller and the Acquired Companies, threatened, against any of the SPR Companies (or any officer, director or member of the SPR Companies in their capacity as such), any assets or properties of the Acquired Companies or any Employee, and the Acquired Companies have no knowledge of any reasonable basis for any such action, suit, proceeding, claim, arbitration or investigation. There are no judgments, orders, decrees, citations, fines or penalties heretofore assessed against the Acquired Companies, any assets or properties of the Acquired Companies or any Employee under any federal, state, local or foreign law. No Governmental Entity has at any time challenged or questioned in writing or otherwise challenged or questioned, the legal right of any of the SPR Companies to conduct the Business as currently conducted or as proposed to be conducted. None of the SPR Companies has initiated or threatened to initiate any action, suit, proceeding, claim, arbitration or any investigation against any Third Party and the Acquired Companies have no knowledge of any reasonable basis for any such action, suit, proceeding, claim, arbitration or investigation.

3.17 Insurance.

(a) Section 3.17 of the Disclosure Letter sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, the Acquired Companies: the name of the insurance carrier that issued such policy and the policy number of such policy; a description of the coverage provided by such policy; and a description of any claims pending, and any claims that have been asserted in the past, with respect to such policy.

(b) The Acquired Companies have delivered to Buyer accurate and complete copies of a summary of each of the insurance policies identified in Section 3.17 of Disclosure Letter (including all renewals thereof and endorsements thereto) and binders relating thereto, and all of the pending applications identified in Section 3.17 of Disclosure Letter. Except for health and dental insurance for Employees, the Acquired Companies do not have any self-insurance or risk sharing arrangement affecting the Acquired Companies or any of its assets.

(c) Each of the policies identified in Section 3.17 of Disclosure Letter is, to Seller’s knowledge, valid, enforceable and in full force and effect. All of the information contained in the applications submitted in connection with said policies was (at the times said applications were submitted) accurate and complete in all material respects, and all premiums and other amounts owing with respect to said policies have been paid in full. Each of the policies identified in Section 3.17 of Disclosure Letter will continue in full force and effect following the Closing, until the end of the month in which the Closing occurs, and the Acquired Companies have paid all premiums due, and have otherwise performed in all material respects all of their respective obligations, under each policy to which it is a party or that provides coverage to it or any of its directors, officers or contractors in connection with their performance of services to the Acquired Companies.

(d) There is no pending claim under or based upon any of the policies identified in Section 3.17 of the Disclosure Letter, and, to the knowledge of the Acquired Companies, no event has occurred and no condition or circumstance exists that would (with or without notice or lapse of time) directly or indirectly give rise to or serve as a reasonable basis for any such claim.

(e) The Acquired Companies have not received: (i) any notice regarding the actual or possible cancellation or invalidation of any of the policies identified in Section 3.17 of Disclosure Letter or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (ii) any notice regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in Section 3.17 of Disclosure Letter.

3.18 Tax Matters.

(a) All material Taxes required to have been paid by the Seller or the Acquired Companies on or before the date hereof (whether pursuant to any Tax Returns or otherwise) have been duly paid in full on a timely basis, other than Taxes which are adequately reserved for on the Interim Balance Sheet. The Seller and each Acquired Company have properly classified service providers as Employees, where appropriate, and have timely paid or withheld with respect to their Employees (and paid any withheld amounts over to the appropriate Taxing authority) all federal and state income Taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld.

(b) The Seller and the Acquired Companies have filed all material Tax Returns required to be filed on or before the date hereof. All material Acquired Company Tax Return to be due on or before the Closing Date (i) have been, or will be, filed when due, and (ii) were, and will be, correct and complete in all material respects. All amounts shown on the Acquired Company Tax Returns to be due on or before the Closing Date, and all material amounts otherwise required to be paid in connection with the Acquired Company Tax Returns on or before the Closing Date, have been or will be paid on or before the Closing Date. The Company has delivered to Buyer accurate and complete copies of all Acquired Company Tax Returns pertaining to state and federal income Taxes and payroll Taxes filed for the fiscal periods ended December 31, 2005, 2004 and 2003.

(c) Seller and the Acquired Companies’ Liability for unpaid Taxes for all periods ending on or before the date of the Interim Balance Sheet, including any Liability for Taxes assumed under contract, does not, in the aggregate, exceed the amount of the current Liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax treatment) reported on the Interim Balance Sheet. The Seller and the Acquired Companies have incurred no liability for Taxes since the date of the Interim Balance Sheet other than in the Ordinary Course of Business. Seller will be responsible for and will pay all Taxes attributable to or arising from the business and operations of the Seller and the

Acquired Companies for all taxable periods or portions thereof ending on or before the Closing Date and will be responsible for its own income and franchise Taxes, if any, arising from the Seller’s sale of the Interests of the Acquired Companies pursuant to this Agreement.

(d) The Acquired Companies have delivered to Buyer accurate and complete copies of all audit reports and similar documents relating to material Acquired Company Tax Returns. No extension or waiver of the limitation period applicable to any of the Acquired Company Tax Returns has been granted (by the Seller, the Acquired Companies or any other Person), and no such extension or waiver has been requested from the Seller or the Acquired Companies.

(e) No Tax Returns of the Acquired Companies have been subject to an audit or administrative proceeding by the Internal Revenue Service or any similar state or local or foreign taxing authority, and no such audit or other proceeding is pending or, to the knowledge of the Seller or the Acquired Companies, threatened in writing, except for sales Tax audits conducted by the Minnesota Department of Revenue, which audits are closed. No claim or other Proceeding is pending or, to the knowledge of the Seller or the Acquired Companies, has been threatened in writing against or with respect to the Acquired Companies in respect of any material Tax. There are no unsatisfied Liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Acquired Companies or Seller with respect to the Acquired Companies. The Acquired Companies have not been, and will not be, required to include any material adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. No claim has ever been made in writing by an authority in a jurisdiction where the Acquired Companies do not file Tax Returns that they are or may be subject to taxation by that jurisdiction

(f) Neither the Seller nor the Acquired Companies have ever been in a “consolidated group” within the meaning of Treasury Regulations Section 1.1502-1(h), and they are not liable for Taxes incurred by any individual, trust, corporation, partnership or other Entity whether as a transferee, pursuant to Treasury Regulations Section 1.1502-6, or pursuant to any other provision of federal, territorial, state, local or foreign law or regulations. The Acquired Companies are not a party to any joint venture, partnership or other arrangement or contract that to the knowledge of the Acquired Companies, could be treated as a partnership for United States Federal income Tax purposes, except that the Acquired Companies are treated as divisions of a partnership for income Tax purposes as a result of being Disregarded Entities and the Seller being a limited liability company. The Acquired Companies are not, and have never been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract, and have not otherwise assumed the Tax Liability of any other Person under contract.

(g) Each of the Acquired Companies is a Disregarded Entity, has been a Disregarded Entity since its formation and will be Disregarded Entity through the Closing Date for federal and state income Tax purposes. No election to alter the federal or state income Tax classification of either of the Acquired Companies has been made by the Seller or any other person.

(h) There is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of the Acquired Companies that, individually or collectively, could give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. The Seller and the Acquired Companies have withheld and paid over all material Taxes required to have been paid and/or withheld and paid over, and complied with all material information reporting and back-up withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or third party.

(i) Neither the Seller nor the Acquired Companies are United States real property holding corporations within the meaning of Section 897(c)(2) of the Code and they have not been a United States real property holding corporations within the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither the Seller nor the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(k) The Seller and the Acquired Companies have disclosed on their federal income Tax Returns, in accordance with applicable disclosure procedures under Sections 6662 and 6664 of the Code, all positions taken thereon that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. The Seller and the Acquired Companies have not filed, and are not required to file, a disclosure statement under Treasury Regulation Section 1.6011-4, Treasury Regulation Section 1.6011-4T, or under any similar provision of state law, with respect to participation in a reportable transaction (as defined in such Treasury Regulations or similar provision of state law).

(l) There are (and immediately following the Closing Date there will be) no Liens on the assets of the Acquired Companies relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable. To Seller’s knowledge, there is no basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien for Taxes on the assets of the Acquired Companies.

(m) The Seller and Acquired Companies are not subject to Tax in any jurisdiction other than their state of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that jurisdiction.

3.19 Environmental Matters. To the knowledge of the Seller and the Acquired Companies, the Acquired Companies are in compliance in all material respects with all Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, or approved thereunder and which relate to the Acquired Companies, the operation of the Business or any assets or properties of the Acquired Companies.

The Acquired Companies have not received any written notice and, to the knowledge of the Seller and the Acquired Companies, there is no past or present condition or practice of the Business which forms or would be reasonably expected to form the basis of any material claim, action, suit, proceeding, hearing or investigation against the Acquired Companies or any assets or properties of the Acquired Companies, arising out of the manufacture, processing, distribution, use, treatment, storage, transport, or handling, or the Release into the Environment, of any Chemical Substance or Extremely Hazardous Substance by the Acquired Companies or any assets or properties of the Acquired Companies.

3.20 Brokers’ and Finders’ Fees. The Acquired Companies have not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.21 Employee and Contractor Matters.

(a) Section 3.21(a) of the Disclosure Letter contains a complete and accurate list of each of the Employees of the Acquired Companies showing for each such Employee: (i) all remuneration payable and other benefits provided that the Acquired Companies are bound to provide (whether at present or in the future) to such individual, or any person connected with any such Employee, and includes, if any, aggregate annual compensation and particulars of all profit sharing, incentive and bonus arrangements to which the Acquired Companies are party, whether legally binding or not, (ii) the date of hire, (iii) leave status (including type of leave), (iv) visa status, (v) the number of hours per week worked by such Employee. Except as listed in Section 3.21(a) of the Disclosure Letter, the employment of each of the Acquired Companies’ Employees is terminable by the Acquired Companies at will, and no Employee has any agreement or contract, written or verbal, regarding his or her employment (other than an employment offer letter in the Acquired Companies’ standard form, a copy of which has been provided to Buyer. The Acquired Companies have delivered to Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements, employment agreements and other materials relating to the employment of their Employees. To the knowledge of the Acquired Companies and other than in the Ordinary Course of Business, no Employee is in violation of any term of any employment contract, proprietary information agreement or other agreement relating to the right of such individual to be employed by or contract with the Acquired Companies, and the continued employment with or service to the Acquired Companies by such Employees will not result in any such violation. The Acquired Companies have not received any notice alleging that any such violation has occurred. Except for the chief executive officer of the Acquired Companies, no Employee has been granted the right to continued employment with or service to the Acquired Companies or to any compensation following termination of employment or service. To the knowledge of the Acquired Companies, no officer or present Employee intends to terminate his or her employment with or service to the Acquired Companies. The Acquired Companies do not have any present intention to terminate the employment or service of any present Employee other than in the Ordinary Course of Business.

(b) Section 3.21(b) of the Disclosure Letter contains a list of each independent contractor, consultant or leased employee providing services to an Acquired Company (other than an Employee or a physician contractor listed on Section 3.21(c) of the Disclosure Letter). The Acquired Companies have provided the Buyer with a copy of all contracts or agreements relating to each such independent contractor, consultant or leased employee.

(c) Section 3.21(b) of the Disclosure Letter contains a list of (i) each physician who is currently providing radiological interpretations in connection with the Business of the SPR Companies, (ii) the states in which each such physician is licensed to practice medicine, by physician and (iii) the hospitals at which each such physician has staff privileges, by physician. Each physician providing services in connection with the Business of the SPR Companies is doing so under an “independent contractor” arrangement between SPRPA and another of the SPR Companies or has otherwise been properly classified as an independent contractor under applicable law and regulations.

(d) Each of the Acquired Companies and ERISA Affiliates (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Acquired Companies have no obligation to pay, and have not paid or agreed to pay, any bonus or other amount to any Employee or independent contractor in connection with or as a result of the transactions contemplated by this Agreement. There are no pending, threatened or reasonably anticipated claims or actions against the Acquired Companies or any ERISA Affiliates under any worker’s compensation policy or long-term disability policy.

(e) Section 3.21(e) of the Disclosure Letter contains an accurate and complete list of each Employee Contract. The Acquired Companies do not have any plan or commitment to establish any new Employee Contract or to modify any existing Employee Contract. The Acquired Companies have provided to Buyer correct and complete copies of each Employee Contract.

(f) The Acquired Companies have no collective bargaining agreements, union contracts or similar contracts with any Employees. To Seller’s knowledge, there is no labor union organizing activity pending or threatened with respect to the Acquired Companies and no work stoppage or labor strike against the Acquired Companies or any ERISA Affiliate is pending, threatened or reasonably anticipated. There are no actions, suits, claims, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Acquired Companies or any ERISA Affiliate.

3.22 Employee Plans.

(a) Section 3.22(a) of the Disclosure Letter lists each Employee Plan. The Seller or an Acquired Company has provided to Buyer the current summary plan description (and all summaries of material modifications) or other descriptive materials provided to plan participants describing each Employee Plan.

(b) Except as set forth in Section 3.22(b) of the Disclosure Letter, the Acquired Companies do not have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, to any Pension Plan, the PBGC or any other person, arising directly or indirectly under Title IV of ERISA other than liability pursuant to Section 4007 for premiums which are not yet due (without regard to any waiver). No “reportable event,” within the meaning of Section 4043 of ERISA, has occurred with respect to any Pension Plan subject to Title IV of ERISA. Neither the Acquired Companies nor any ERISA Affiliate has ceased operations at any facility or withdrawn from any Pension Plan in a manner that could subject an Acquired Company or an ERISA Affiliate to liability under Sections 4062(e), 4063 or 4064 of ERISA.

(c) Neither the Acquired Companies nor any ERISA Affiliate maintains, contributes to, participates in, has participated in or has agreed to participate in or has any liability (whether known or unknown, direct or indirect) with respect to any Multiemployer Plan.

(d) Except as set forth in Section 3.22(d) of the Disclosure Letter, each Acquired Company may terminate or discontinue its participation in any Employee Plan in accordance with its terms, without liability to the Acquired Company, the Buyer or any affiliate of the Buyer.

(e) Section 3.22(e) of the Disclosure Letter lists each Employee Plan, Employee Contract or other agreement, practice or arrangement that an Acquired Company is a party to or has any obligation under that is subject to Section 409A of the Code.

(f) Except as set forth in Section 3.22(f) of the Disclosure Letter, the Acquired Companies do not maintain, contribute to, have or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to retiree medical coverage or any other medical, health, life or other welfare benefits for present or future terminated employees of the Acquired Companies or their spouses or dependents other than as required by COBRA or any comparable state law.

(g) Except as set forth in Section 3.22(g) of the Disclosure Letter, the Acquired Companies and ERISA Affiliates have complied in all material respects with the health care continuation requirements of COBRA and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not result in any obligation or liability to the Acquired Companies, the Buyer or any affiliate of the Buyer, to any Employee (or spouse or dependent of such Employee) of the Acquired Companies pursuant to the health care continuation requirements of COBRA. The Seller has confirmed that SPRPA (and/or any other ERISA Affiliate that provides group health plan coverage to employees of the Acquired Companies) has no present intention to terminate its “group health plans” as defined in Section 4980B(g) of the Code and Section 607 of ERISA, except that group health plans applicable to Employees of the Acquired Companies may be terminated at the end of the month in which the Closing occurs.

(h) Full payment has been made of all amounts that each Acquired Company is required, under applicable Law, the terms of any Employee Plan, or any agreement relating to any Employee Plan, to have paid as a contribution, premium or other remittance thereto or benefit thereunder as of the Closing Date, except for liability for the self insured portion of the group health plans provided to Employees in which claims may be received after the closing and contributions under any Employee Plan accruing prior to closing but not paid until after Closing.

(i) The Acquired Companies have performed all material obligations required to be performed by each of them under each Employee Plan. Each Employee Plan has been established and maintained in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Law. Each Pension Plan that is operated as a plan that is qualified under the provisions of Section 401(a) of the Code satisfies in form and operation all applicable qualification requirements and has received a favorable determination letter or opinion letter from the IRS with respect to such Pension Plan as to its qualified status under the Code.

(j) There are no facts or circumstances which could, directly or indirectly, subject the Acquired Companies to any (i) excise Tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty Tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(k) There are no pending or, to the knowledge of the Seller and the Acquired Companies threatened, claims, suits or proceedings against the Acquired Companies, any ERISA Affiliate or any other party by present or former employees of the Acquired Companies, Employee Plan participants, beneficiaries or spouses of any of the above, including, without limitation, claims against the assets of any trust, involving any Employee Plan, or any rights or benefits thereunder, other than the ordinary and usual claims for benefits by participants or beneficiaries.

(l) Except as set forth in Section 3.22(l) of the Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Contract, trust or loan that will or may result in any payment (whether of severance pay or otherwise) or the acceleration of accrual, vesting, funding or payment of any contribution or benefit under any Employee Plan or any forgiveness of indebtedness, increase in benefits or obligation to fund benefits with respect to any Employee. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any Employee, officer, or director of the Acquired Companies or any of their ERISA Affiliates who is a “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) would be an “excess parachute payment,” within the meaning of Section 280G of the Code.

3.23 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party, including a party to any agreement with the Acquired Companies (so as not to trigger a Conflict), is required by or with respect to the SPR Companies in connection with the execution and delivery of this Agreement or any of the Collateral Agreements or the consummation of the transactions contemplated hereby or thereby, except for the consents, waivers, approvals, orders, authorizations, registrations, declarations or filings listed on Section 3.4 of the Disclosure Letter.

3.24 Government Contracts.

(a) None of the SPR Companies have been excluded from Federal Health Care Program participation, or suspended or debarred from bidding on contracts or subcontracts for any Government Authority, nor, to the knowledge of the Seller and the Acquired Companies, has any such exclusion, suspension or debarment action been commenced or notice of such action to be commenced been given by any Governmental Entity. There is no valid basis, and none of the SPR Companies or any Person acting on behalf of any SPR Company has taken any action or failed to take any action that could provide a valid basis, for the exclusion of any of the SPR Companies from Federal Health Care Program participation, or suspension or debarment from bidding on contracts or subcontracts for any Governmental Entity.

(b) Except for sales Tax audits by the Minnesota Department of Revenue described in Section 3.18(e) which have been closed and pursuant to which no Liability was assessed against an Acquired Company which remains unpaid, none of the SPR Companies have within the preceding three (3) years been, nor are they now being, audited or, to the knowledge of the Seller and the Acquired Companies, investigated by any Government Authority, including without limitation the Government Accountability Office, the Defense Contract Audit Agency, the Defense Contract Administrative Service, the Department of Labor, the Department of Health and Human Services, the Environmental Protection Agency, the General Services Administration, or the inspector general or auditor general or similar functionary of any agency or instrumentality, nor, to the knowledge of the Acquired Companies, is any such audit or investigation threatened.

(c) No material cost incurred by any of the SPR Companies pertaining to any contracts or subcontracts for any Government Authority has been questioned or challenged by representatives of a Government Authority, or is, to the knowledge of Seller and the Acquired Companies, the subject of any investigation, or have been disallowed by the United States Government, and no amount of money due to any of the SPR Companies pertaining to any contracts or subcontracts for any Government Authority has been withheld or set off nor has any claim been made to withhold or set off money and each of the SPR Companies is entitled to all progress payments received with respect thereto; and all amounts previously charged or at present carried as chargeable by any of the SPR Companies to any contracts or subcontracts for any Government Authority have been or will be reasonable, allowable and allocable to each such contracts or subcontracts for any Government Authority. Each of MWR (including, for purposes of this Section 3.24(c) and Section 3.24(d), its diagnostic imaging centers) and SPRPA is eligible to receive Medicare and Medicaid reimbursement without restriction and each is a “provider” with valid and current provider agreements and with one or more provider numbers with Medicare and all applicable Medicaid programs and successor programs either directly or through intermediaries. Each of MWR and SPRPA is compliance with the conditions of participation for the Federal Health Care Programs and have received all licenses, certifications or other approvals or qualifications necessary for reimbursement or payment by each Federal Health Care Program identified on Section 3.24(c) of the Disclosure Letter, and there is not pending, nor to the knowledge of the Seller and the Acquired Companies threatened, any proceeding or investigation under any Federal Health Care Program involving either of MWR or SPRPA. Any forms or reports required to be filed with governmental authorities on or before the date hereof by any SPR Company have been properly filed and are complete and correct.

(d) All billings, reimbursement claims and billing practices of MWR and SPRPA to all patients and to third party payors, including Federal Health Care Programs and private insurance companies, are and have been in compliance in all material respects with all applicable laws and all policies of such third party payors and Federal Health Care Programs in all material respects, and neither MWR nor SPRPA, nor any person or entity acting on their behalf, have billed or received any payment or reimbursement in excess of amounts allowed by law or by applicable contract which would have a Material Adverse Effect. All of MWR’s and SPRPA’s billings and claims have been made on a timely basis and were, when filed, complete and correct except where the failure to do so would not have a Material Adverse Effect.

3.25 Books and Records. The Books and Records (a) are complete, up-to-date and accurate in all material respects, (b) have been maintained in accordance with applicable laws and with generally accepted practices and standards in the jurisdiction(s) in which the Acquired Companies operate and (c) are in the Acquired Companies’ possession or under their control.

3.26 Medical Liability. The Acquired Companies are not subject to any Liability arising from any injury to Person or property or as a result of any claim of medical malpractice or similar circumstance. Except as set forth in Section 3.26 of the Disclosure Letter, there are no pending claims, and within the last three (3) years there have not been any claims involving any of the physicians providing services in connection with the Business.

3.27 Complete Copies of Materials. To Seller’s knowledge, the Acquired Companies have delivered true and complete copies of each existing document that has been requested by Buyer or its counsel pursuant to Buyer’s due diligence requests, this Agreement and the transactions contemplated hereby.

3.28 Affiliate Transactions. Except for physicians that may hold equity interests, profit interests or other ownership interests of SPRPA and/or Seller with respect to such entities, no director or officer or former director or officer or persons performing equivalent functions of the Acquired Companies (a) owns, directly or indirectly, on an individual or joint basis (i) any interest in any assets or properties of the Acquired Companies or (ii) any claim or right against or interest (other than a passive investment in less than one percent (1%) of the outstanding voting securities of a company that is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended) in any Person that is a supplier, customer or competitor of the Acquired Companies, (b) serves as an officer, director or employee of any person that is a supplier, customer or competitor of the Acquired Companies or (c) has received any loan from or is otherwise a debtor of or has made any loan to or is otherwise a creditor of, the Acquired Companies.

3.29 Customers and Suppliers.

(a) Section 3.29 of the Disclosure Letter contains an accurate and complete list of each hospital and clinic customer of any of the SPR Companies as of the date hereof (the “SPR Company Customers”).

(b) Except as set forth in Section 3.29 of the Disclosure Letter, since January 1, 2007, none of the customers of the SPR Companies have given notice or otherwise indicated to the SPR Companies that (i) it will or intends to terminate or not renew its Contract with the applicable SPR Company, (ii) it will reduce the volume of business transacted with the applicable SPR Company below historical levels, (iii) it is otherwise dissatisfied with the services that the applicable SPR Company provides such Person or with its relationship with the applicable SPR Company or (iv) is threatened with bankruptcy or insolvency; and no customer has made a complaint to the applicable SPR Company in connection with the provision of the applicable SPR Company’s services. The relationship of each of the SPR Companies with its customers is currently on a good and normal basis, and the SPR Companies have not experienced any problems with customers or suppliers since January 1, 2007. Except as set forth in Section 3.28 of the Disclosure Letter, the transactions contemplated hereby and the Collateral Agreements will not adversely affect the relationships between Buyer and the Acquired Companies’ suppliers or Buyer and the SPR Companies with the customers of the SPR Companies. The relationship between the Acquired Companies and its suppliers is currently on a good and normal basis and no supplier has given any indication to the Acquired Companies that it intends to terminate or not renew its Contracts with the Acquired Companies, except as disclosed in Section 3.29 of the Disclosure Letter.

(c) Except as set forth on Section 3.29 of the Disclosure Letter, other than in the Ordinary Course of Business, there are no currently outstanding proposals or offers submitted by the Acquired Companies to any customer, prospect, supplier or other person which, if accepted, would result in a legally binding Contract involving an amount or commitment exceeding $10,000 in any single case or an aggregate amount or commitment exceeding $25,000 in the aggregate.

3.30 Reorganization. Effective on May 1, 2007, the SPR Companies completed a reorganization which is described on Section 3.30 of the Disclosure Letter.

3.31 Representations Complete. None of the representations or warranties made by the Acquired Companies or Seller (as modified by the Disclosure Letter), nor any statement made in any Schedule, Collateral Agreement or certificate furnished by the Acquired Companies or Seller or any other SPRA Company pursuant to this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that on the date hereof and as of the Closing, as though made at the Closing, as follows:

4.1 Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and the Collateral Agreements required to be executed by it and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Collateral Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement and each of the Collateral Agreements to which Buyer is a party has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

4.2 No Conflict. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both) (a) any provision of the Certificate of Incorporation and Bylaws, each as amended through the date hereof, of Buyer or (b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or their properties or assets, except in each case where such conflict, violation or default will not have a material adverse effect on the legality, validity or enforceability of Buyer’s obligations under this Agreement.

4.3 Investment Representation. Buyer is acquiring the Interests for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Buyer understands that the Interests have not been registered under the Securities Act of 1933 by reason of such issuance being done in a transaction exempt from the registration requirements of such act. Buyer acknowledges and agrees that (i) it has made its own inquiry and investigation into the material information relating to its investment in the Acquired Companies and (ii) it has been furnished with or given access to such information as it requested about the Acquired Companies.

4.4 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of State of Delaware. Buyer has the power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Buyer is duly qualified or licensed to do business, to perform its obligations under all contracts by which it is bound. Buyer is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

4.5 Governmental Consents. Buyer has made any and all filings it is required to make prior to the date hereof with any Governmental Entity with respect to the transactions contemplated by this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access Pending the Closing. During the period commencing on the date of this Agreement and continuing through the Closing Date, the Acquired Companies, upon reasonable prior notice from Buyer to the Acquired Companies, will, and Seller will cause the Acquired Companies to, (a) afford to Buyer and its representatives, at all reasonable times during normal business hours, full and complete access to the SPR Companies’ personnel, professional advisors, properties, contracts, Books and Records and other documents and data; provided, however, that Buyer will not be given access to any compensation data paid to any Physician Member, (b) furnish Buyer and its representatives with copies of all such Contracts, Books and Records, and other existing documents and data as Buyer may request, (c) furnish Buyer and their representatives with such additional financial, operating, and other data and information as Buyer may request and (d) otherwise cooperate with Buyer’s investigation into the SPR Companies and the Business. No information or knowledge obtained in any investigation pursuant to this Section 5.1 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the transactions contemplated hereby.

5.2 Satisfaction of Conditions. Buyer shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 6.1 and 6.3 to be satisfied as soon as practicable after the date hereof. Seller shall take all commercially reasonable actions necessary or desirable to cause the conditions set forth in Section 6.1 and 6.2 to be satisfied as soon as practicable after the date hereof. Without limiting the generality of the foregoing, each of Seller and Buyer covenant that they will, and Seller will cause each of the SPR Companies to, execute at the Closing each of the Collateral Agreements to which it (or the applicable SPR Company) is a party in the form required by this Agreement.

5.3 Intentionally Omitted.

5.4 Operation of the Business by the Acquired Companies. Between the date of this Agreement and the Closing Date, unless otherwise agreed in writing by Buyer, the Acquired Companies covenant and agree that they, and the other SPR Companies, will and Seller will cause the Acquired Companies and the other SPR Companies to:

(a) conduct the Business in the Ordinary Course of Business (including maintaining all Acquired Company Contracts and SPR Company Customer Contracts in full force and effect);

(b) pay their Liabilities when due;

(c) pay or perform their other obligations when due;

(d) use commercially reasonable efforts to preserve intact the current business organization of the SPR Companies, keep available the services of the Employees, and maintain the relations and goodwill with the suppliers, customers, licensors, landlords, employees, contractors, and others having business relationships with the SPR Companies, with the goal of preserving unimpaired the goodwill and ongoing business of the SPR Companies as of the Closing;

(e) confer with Buyer concerning business or operational matters of a material nature;

(f) use commercially reasonable efforts to maintain the assets or properties of the Acquired Companies in their current condition, ordinary wear and tear excepted;

(g) maintain the Books and Records in the usual, regular and ordinary manner, on a basis consistent with prior years;

(h) continue to sell the services of the SPR Companies consistent with past practice in the Ordinary Course of Business;

(i) introduce Buyer to customers of the SPR Companies and cooperate with Buyer’s efforts to retain such customers at a mutually acceptable time;

(j) report to Buyer concerning any event or occurrence not in the Ordinary Course of Business or any material event involving the SPR Companies not in the Ordinary Course of Business, the assets or properties of the SPR Companies or any Employee;

(k) not declare, set aside or pay to Seller or any member of Seller any dividend, redemption or other distribution with respect to the membership interests of either of the Acquired Companies; and

(l) maintain insurance coverage that each Acquired Company has maintained consistent with past practice.

5.5 Conduct Prior to Closing. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Acquired Companies and the Seller will not take any action, or fail to take any action, or allow any other SPR Company to take any action or fail to take any action, as a result of which any of the changes or events described in Section 3.9 of this Agreement would occur. In addition, the Acquired Companies and the Seller will not, and Seller will cause the other SPR Companies not to, without the prior written consent of Buyer, which will not be unreasonably withheld, delayed or conditioned, except to the extent required by this Agreement:

(a) take any action to impair, encumber, create a Lien against or otherwise adversely affect the assets or properties of the Acquired Companies;

(b) enter into, amend or violate the terms of any Acquired Company Contract or any SPR Company Customer Contract;

(c) change pricing charged to customers of the Business;

(d) enter into any strategic arrangement or relationship, joint venture, development or joint marketing arrangement or agreement;

(e) terminate, or give notice of termination to, any customer or Employee;

(f) hire any Employees except in the Ordinary Course of Business;

(g) change, increase or amend the rate of remuneration or amount of bonuses or other benefits or any other terms of employment of any Employee (whether payable in cash, equity compensation or otherwise) except in the Ordinary Course of Business;

(h) grant any severance or termination pay to any Employee (whether payable in cash, equity compensation or otherwise), or adopt any new severance plan, amend or modify or alter in any manner any severance plan, agreement or arrangement relating to any Employee on the date hereof;

(i) adopt or amend or enter into any Employee Plan or Employee Contract;

(j) revalue any of the assets or properties of the Acquired Companies;

(k) make or change any election in respect of Taxes of the Acquired Companies or Seller, adopt or change any accounting method in respect of Taxes of the Acquired Companies or Seller, enter into any closing agreement, settle any claim or assessment in respect of Taxes of the Acquired Companies or Seller, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes of the Acquired Companies or Seller or file any Tax Return of the Acquired Companies unless such Tax Return has been provided to Buyer for review within a reasonable period prior to the due date for filing and Parent has consented to such filing;

(l) commence or settle any action, suit, claim, arbitration, investigation or other Proceeding before any court or administrative agency or obtain any releases of any such action, suit, claim, arbitration, investigation or other Proceeding that is threatened;

(m) take any action, or fail to take any action, which would result in any of the representations and warranties set forth in Article III not being true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date;

(n) issue, grant, deliver or sell or authorize, pledge or otherwise encumber, or propose the issuance, grant, delivery, sale, pledge or encumbrance of, or purchase or propose the purchase of, any membership interests of the Acquired Companies or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating either entity to issue any such membership interests or other convertible securities;

(o) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its membership interests, or split, combine or reclassify any of its membership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for membership interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any membership interests (or options, warrants or other rights exercisable therefor); or

(p) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.5(a) through (o) above, or any other action that would prevent the Acquired Companies from performing or cause the Seller or the Acquired Companies not to perform its covenants hereunder.

5.6 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Nondisclosure Agreement between Buyer and Seller dated May 25, 2006 (the “Nondisclosure Agreement”).

5.7 No Solicitation. From and after the date of this Agreement until the earlier to occur of the Closing or termination of this Agreement pursuant to its terms, the Seller and the Acquired Companies will not, and the Seller and the Acquired Companies will cause its respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly (a) solicit or encourage submission of any Acquisition Proposal (as defined herein) by any person, entity, or group (other than Buyer and its affiliates, agents and representatives) or (b) participate in any discussions or negotiations with, or disclose any information concerning any of the SPR Companies to, or afford access to the properties, books or records of any of the SPR Companies, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than Buyer and its affiliates, agents, and representatives) in connection with any Acquisition Proposal with respect to any of the SPR Companies. For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer relating to (i) the acquisition of any of the assets or properties of any of the SPR Companies, (ii) any merger, consolidation, sale or license of substantial assets or similar transactions involving any of the SPR Companies or (iii) sales by any of the SPR Companies of any membership or other equity interests of the SPR Companies. The Acquired Companies and Seller will immediately cease and cause each of their affiliates to immediately cease any and all existing activities, discussion, or negotiations with any parties conducted heretofore with respect to any of the foregoing. Each of the Acquired Companies and Seller will promptly (A) notify Buyer if it or any affiliate receives or becomes aware of any proposal or written inquiry or written request for information in connection with an Acquisition Proposal or potential Acquisition Proposal and (B) notify Buyer of the terms and conditions of any such Acquisition Proposal including the identity of the party making an Acquisition Proposal. In addition, from and after the date of this Agreement, until the earlier to occur of the Closing Date or termination of this Agreement pursuant to its terms, the Acquired Companies and Seller will not, and the Acquired Companies and Seller will cause its directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Buyer).

5.8 Notification of Certain Matters. The Acquired Companies and Seller shall give prompt notice to Buyer of (a) the Acquired Companies or Seller becoming aware of the occurrence or non-occurrence of any event that is likely to cause any representation or warranty of the Acquired Companies or Seller contained in this Agreement to be untrue or inaccurate at or prior to the Closing, (b) any failure of the Acquired Companies or Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (c) any action taken by any of the SPR Companies not in the Ordinary Course of Business and any circumstance or effect that would reasonably be expected to have a Material Adverse Effect on any of the SPR Companies; provided, however, that the delivery of any notice pursuant to this Section 5.8, shall not (i) limit or otherwise affect any remedies available to the party receiving such notice, (ii) constitute an acknowledgment or admission of a breach of this Agreement, or (iii) be deemed to amend or supplement the Disclosure Letter or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.9 Public Disclosure. Except as may be required by Applicable Law or the rules of NASDAQ, neither the Seller nor the Acquired Companies nor any of the other SPR Companies shall issue any statement or communication to any third party (whether or not in response to an inquiry) regarding, or discuss with any third party, the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the negotiation, execution or termination of this Agreement and the reasons therefor, without the written consent of Buyer. From time to time following the execution of this Agreement and the Closing, Buyer may or as required by Applicable Law or the rules of NASDAQ, issue a press release or otherwise make public announcements or communications pertaining to the Agreement and the transactions contemplated hereby. Before making any public announcement or issuing any press release, regardless of whether or not required by Applicable Law or the rules of NASDAQ, Buyer will use commercially reasonable efforts to provide the Seller with a copy of such announcement or release at a reasonable time prior to release and consider any reasonable requests made by the Seller with respect thereto to the extent such comments are received in a reasonable time before the announcement is made or the release is issued.

5.10 Consents. The Acquired Companies shall use all commercially reasonable efforts to obtain (to the extent not obtained prior to the date hereof) the consents, waivers and approvals under any of the Acquired Company Contracts under any contractual restrictions relating to the assets or properties of the Acquired Companies that are necessary or advisable to permit the transactions contemplated by this Agreement and to permit the Acquired Companies to be able to operate after the Closing in the same manner as prior to the Closing.

5.11 Legal Requirements. Each of Buyer, the Seller and the Acquired Companies will take, and Seller will cause the other SPR Companies to take, all commercially reasonable actions necessary to comply promptly with all Legal Requirements which may be imposed on such party with respect to this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection herewith or therewith. Each party will take, and Seller will cause the other SPR Companies to take, all reasonable actions to obtain (and will cooperate with the other parties in obtaining), to the extent not obtained prior to the Closing, any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party (or any of the SPR Companies) in connection with this Agreement and the Collateral Agreements and consummating the transactions contemplated hereby and thereby or the taking of any action contemplated by this Agreement or the Collateral Agreements.

5.12 Additional Documents and Further Assurances. At any time or from time to time after the Closing, at Buyer’s request and without any further consideration, the Acquired Companies and the Seller shall take, and Seller shall cause the SPR Companies to take, such other actions as Buyer may deem reasonably necessary or desirable in order to effect the transactions contemplated by this Agreement and the Collateral Agreements, to confirm Buyer’s title to, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of, the Interests and the assets and properties of the Acquired Companies and to reasonably assist Buyer, at Buyer’s cost and expense, in exercising all rights with respect thereto, and otherwise to cause the Acquired Companies and the other SPR Companies to fulfill its obligations under this Agreement and the Collateral Agreements.

5.13 Tax Matters.

(a) The Seller shall prepare or cause to be prepared and file or cause to be filed (i) any Tax Returns of the Acquired Companies that are required to be filed on or before the Closing Date and (ii) any Tax Returns of Seller required to be filed by Seller relating to the Acquired Companies, which shall include all Taxes arising from the Seller’s sale of the Interests of the Acquired Companies which shall be treated as provided in Section 5.13(c). The Buyer shall prepare, or cause to be prepared, and shall file, or cause to be filed, any Tax Returns of the Acquired Companies that are not described in the preceding sentence. As to any such Tax Return that is described in the preceding sentence and that is for a Tax period that (i) ends on or before the Closing Date, or (ii) begins on or before the Closing Date and with respect to which there may be Seller Straddle Period Taxes (as defined in Section 8.4), the Buyer shall provide a draft copy of such Tax Return to the Seller at least five (5) business days prior to the filing of such Tax Return to allow the Seller to review and to comment in writing on such Tax Return. If the Seller provides any written comments to Buyer, the Seller and the Buyer shall cooperate to resolve such comments prior to the due date for filing such Tax Return. Pursuant to Section 8.4(a) Seller shall promptly remit to Buyer (x) any Seller Straddle Period Taxes paid with any Tax Return filed by Buyer pursuant to this Section 5.13(a) and (y) any other Taxes paid by Buyer for a Tax period ending on or before the Closing Date with respect to any Tax Return filed by Buyer pursuant to this Section 5.13(a).

(b) Buyer, the Acquired Companies and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns pursuant to this Section 5.13 and any audit, litigation or other proceeding with respect to Taxes of the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis.

(c) The Parties acknowledge and agree that the sale and purchase of the Interests of the Acquired Companies will be treated as the sale of all of the assets and liabilities of the Acquired Companies for federal and state income Tax purposes, and agree to report the sale and purchase as a taxable asset purchase transaction for all income Tax purposes.

(d) Seller shall be responsible for (i) any sales or use Tax, or any similar transfer or transactional taxes attributable to Seller’s sale of the Interests of the Acquired Companies, and (ii) any Taxes on income or gains recognized by Seller attributable to Seller’s sale of the Interests of the Acquired Companies.

5.14 Non-Competition. For a Period commencing on the Closing Date and ending on the date that is 60 months after the Closing Date, the Seller agrees that neither it, nor any affiliate of Seller (including any SPR Company) nor any entity which has a majority of its equity interest owned directly or indirectly by the members of Seller who as of the date hereof own a majority of the membership interests of Seller will (i) engage, either directly of indirectly, in any capacity in, or have any ownership or economic interest in or control over, any business which (A) is similar to or in competition with the business conducted by Support Services Company or (B) primarily engages in the business of providing off-hours preliminary imaging reads, or (ii) directly or indirectly encourage any customer of the Business to cease doing business with any of the SPR Companies or decrease the amount of business it is doing with any of the SPR Companies; provided, however, that the provisions of clause A shall cease to apply if the Administrative Support Services Agreements are terminated in accordance with their terms.

5.15 Employee and Employee Plan Matters. Seller represents, warrants and covenants to Buyer as follows:

(a) The Seller has taken (or caused to be taken) all necessary actions so that coverage under any Employee Plan providing group medical coverage to Employees and their covered spouses and dependents will not terminate until 11:59 p.m. on the last day of the month during which the Closing Date occurs. Notwithstanding the foregoing, the Seller has taken (or caused to be taken) all necessary actions so that each Acquired Company’s status as a participating employer in each Employee Plan of which the Acquired Company is not the plan sponsor will be terminated effective on the day immediately after the Closing Date. The list of such Employee Plans is set forth on Section 5.15 of the Disclosure Letter. The Parties agree that, except as provided in Item #2 of Schedule B, the Seller and its ERISA Affiliates (other than the Acquired Companies) retain all liabilities with respect to each such Employee Plan and the Acquired Companies, the Buyer and the Buyer’s affiliates will not have any obligations or liabilities under such Employee Plans.

(b) The Seller has taken, or caused to be taken, all necessary action (i) so that the benefits of each Employee who participates in any Employee Plan that is a qualified retirement plan subject to Section 401(a) of the Code are fully vested as of the Closing Date and (ii) to ensure that each Employee is eligible to receive a distribution immediately after the Closing Date of his or her account balance plan under any Employee Plan that is a qualified retirement plan; provided, that Seller was not required to take any actions contemplated in this Section 5.15(b) on behalf of any Employee who is a “highly compensated” employee (as defined in Code Section 414(q)(1)) to the extent that doing so could cause the qualified retirement plan to fail discrimination testing.

(c) The Parties agree that with respect to any Employee of an Acquired Company who, as of the Closing Date, is disabled (within the meaning of the Employee Plan providing long-term disability benefits) or is otherwise eligible (or within the waiting periods) for disability benefits, the Seller and its ERISA Affiliates (other than the Acquired Companies) retain all liabilities for short-term and long-term disability benefits for such Employee, but only to the extent the applicable Employee(s) is eligible for benefits under any of the Employee Plans.

(d) The Parties agree that with respect to any former Employee of an Acquired Company whose employment was terminated by the Acquired Company on or prior to the Closing Date or whose employment was transferred from the Acquired Company to the Seller or any affiliate of Seller on or prior to the Closing Date:

(i) the Seller and its ERISA Affiliates (other than the Acquired Companies) retain responsibility for benefits including, but not limited to, severance benefits, short-term disability, long-term disability, medical, dental and COBRA continuation coverage and employment-related claims to which such Employee is entitled, and

(ii) the Acquired Companies, the Buyer and the Buyer’s affiliates will not have any obligations or liabilities with respect to such Employee until such time (if any) that the Employee returns to active employment with the Acquired Company.

(e) Nothing contained in this Agreement or in any other agreement or document executed or delivered by Buyer in connection with the transactions contemplated hereby will be deemed or construed to constitute a commitment of Buyer, or the Acquired Companies to retain any employees of the Acquired Companies for any particular period of time or at any particular rate of compensation on or after the Closing Date or, except as provided in Section 5.16, to continue any plan, arrangement or other commitment of any kind relating to any employee benefits, welfare, insurance, incentive/bonus plans or compensation, perquisites or similar matters of any kind or nature for any particular period of time or at any particular level, on or after the Closing Date.

5.16 Buyer Benefit Plans. As of the Closing Date, Buyer will make the benefit plans set forth on Schedule 5.16 available to the employees of the Acquired Companies. Buyer will keep such plans in place in accordance with their present terms at least until December 31, 2008. In addition, Buyer will institute for the employees of the Acquired Companies, upon Closing, a special bonus program whereby each employee of an Acquired Company will be paid a cash bonus at the end of each calendar quarter that is equal to 10% of the wages or salary paid to such employee during such calendar quarter. This bonus program will remain in effect for one year such that the maximum payable to any employee under such program will be 10% of such employee’s annual wages or salary. In order to receive a bonus for a calendar quarter, an employee of an Acquired Company must be employed by an Acquired Company on the date that the bonus is paid. Buyer represents that its vacation plan is the only benefit plan it currently has in place where disregarding an employee’s service time with an Acquired Company would affect the benefits the employee would receive under Buyer’s benefit plans. For purposes of Buyer’s vacation plan and any future plan of Buyer in which Buyer is permitted to grant prior service credit and in which prior service credit affects the benefits available under such plan, Buyer will give each employee of the Acquired Companies prior service credit for such employee’s period of employment with the Acquired Companies prior to the Closing Date. Subject to Buyer’s commitment set forth in this Section 5.16, Buyer expressly reserves the right to amend, modify and/or terminate any of its benefit plans after the Closing Date, although it has no current plan to do so.

5.17 Life Insurance and Long-Term Disability Insurance. Buyer will research whether it can make life insurance and long-term disability insurance available to employees at no cost to Buyer and if so, will make such coverage available to employees at the employees’ cost within a reasonable period of time.

5.18 Warrant. At the Closing, Buyer will grant to SPRPA a warrant in the form attached hereto as Exhibit B which will entitle SPRPA to purchase 300,000 shares of common stock of Buyer a price equal to the fair market value of a share of Buyer’s common stock as of the close of business on the trading day prior to the Closing Date and will have an expiration date that is ten (10) years after the Closing Date.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of Each Party. The respective obligations of Buyer, the Acquired Companies and Seller to effect the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions, any of which may be waived in writing executed by each of Buyer and the Seller:

(a) No Order or Proceedings. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby and there shall not have been commenced any litigation (other than by Buyer or Seller or an affiliate of either of them) involving any challenge to, or seeking damages or other relief in connection with, the transactions contemplated hereby or under any of the Collateral Agreements or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated hereby or under any of the Collateral Agreements.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending.

6.2 Additional Conditions to the Obligations of Buyer. The obligation of Buyer to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing executed by Buyer:

(a) Representations, Warranties and Covenants. The representations and warranties of Acquired Companies and Seller in this Agreement were true and correct on the date they were made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such time, and the Acquired Companies and Seller shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Acquired Companies and Seller as of the Closing.

(b) Corporate Approval. All requisite approvals of the boards of directors or governors and members of the Acquired Companies and Seller of this Agreement and the transactions contemplated hereby shall have been obtained, and such approvals shall be fully effective at Closing.

(c) Governmental Approval. Approvals from any court, administrative agency, commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (if any) deemed appropriate or necessary by Buyer shall have been timely obtained.

(d) Intentionally Omitted.

(e) Intentionally Omitted.

(f) Seller Closing Deliverables. Buyer shall have received each of the following, each in form and substance reasonably satisfactory to Buyer:

(i) Compliance Certificate. A certificate, validly executed by an officer of Seller to the effect that, as of the Closing, each of the conditions to the obligations of Buyer set forth under Sections 6.2(a) and (b) has been satisfied (unless otherwise waived by Buyer in accordance with the terms hereof).

(ii) Third Party and Customer Consents. All consents, waivers, approvals, licenses and assignments required by or with regard to all Acquired Company Contracts and the SPR Company Customer Contracts in connection with the Acquired Company’s performance under this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby or thereby.

(iii) Release of Liens. Duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance satisfactory to Buyer, that are necessary or appropriate to evidence the release of any Liens on any asset of an Acquired Company.

(iv) Termination of Guarantees and Reimbursement Arrangement. Evidence that (i) the Guarantees executed by each of the Acquired Companies in favor of U.S. Bank have been terminated, (ii) that the First Amendment to the Lease between Physician Services Buildings LLC and Support Services Company, pursuant to which Support Services Company is obligated to reimburse Physician Services Buildings LLC under certain circumstances as referenced on Section 3.14 of the Disclosure Letter has been terminated and (iii) any other instrument or agreement pursuant to which either of the Acquired Companies has guaranteed the obligations of any other person or entity has been terminated.

(v) Certificate of Secretaries of the Acquired Companies and the Seller. A certificate, validly executed by the Secretaries of the Acquired Companies and the Seller, certifying as to (i) the terms and effectiveness of the Charter Documents, (ii) the valid adoption of resolutions of the Board of Governors of the Acquired Companies and the Seller approving this Agreement and the consummation of the transactions contemplated hereby, and (iii) the valid receipt of approval by the members of the Acquired Companies (and Seller, if required) of this Agreement and the transactions contemplated hereby;

(vi) Administrative Support Services Agreements. Two duly executed Administrative Support Services Agreements, one duly executed by each of the Support Services Company and SPRPA in the form attached hereto as Exhibit C-1 and the other duly executed by MWR and the Support Services Company in the form attached hereto as Exhibit C-2 (each, an “Administrative Support Services Agreement”).

(vii) Noncompetition Affirmation Agreement. A duly executed Noncompetition Affirmation Agreement in the form attached hereto as Exhibit D by SPRPA and each of the physician members of Seller (each, a “Noncompetition Affirmation Agreement”).

(viii) Professional Services Agreement. A Professional Services Agreement between SPRPA and NightHawk Radiology Services LLC in the form attached hereto as Exhibit E-1 and between SPRPA and ERS in the form attached hereto as Exhibit E-2, duly executed by SPRPA and ERS, as applicable (the “Professional Services Agreements”).

(ix) Lease and Sublease. A Lease Agreement duly executed by Physician Services Building, LLC and Support Services Company in the form attached hereto as Exhibit F-1, and a Sublease Agreement duly executed by MWR and ERS in the form attached hereto as Exhibit F-2.

(x) Legal Opinion. A legal opinion from Winthrop and Weinstine, P.A., counsel to Seller and the Acquired Companies, as to the substantive matters set forth on Exhibit G-1.

(xi) License Agreement. A data license agreement between SPRPA and MWR on the one hand and Buyer on the other hand, in the form attached hereto as Exhibit H, duly executed by SPRPA (the “Data License Agreement”).

(xii) Escrow Agreement. The Escrow Agreement, duly executed by the Escrow Agent and Seller.

(xiii) Audited Financial Statements. Such evidence as is reasonably requested by Buyer that gives Buyer assurance that within thirty (30) days following the Closing Date, it will have received the final Audited Financial Statements, accompanied by an unqualified opinion of Deloitte & Touche LLP, the accounting firm performing the audit, which will be of form and substance required to allow Buyer to satisfy its filing requirements under the Securities Exchange Act of 1934.

(xiv) Recent Balance Sheet. A certificate setting forth a good faith estimate of the working capital of each of the Acquired Companies as of the Closing Date, duly executed by an officer of the Seller, which such written good faith estimate shows that there is not been a material decline in the consolidated net working capital of the Acquired Companies since May 31, 2007 other than in the Ordinary Course of Business.

6.3 Additional Conditions to Obligations of Acquired Companies and Seller. The obligations of the Acquired Companies and the Seller to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Acquired Companies and Sellers:

(a) Representations, Warranties and Covenants. The representations and warranties of Buyer in this Agreement were true and correct when made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such time, and Buyer shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Buyer as of the Closing.

(b) Collateral Agreements. Buyer shall have delivered to the Acquired Companies executed copies of each Collateral Agreement required to be executed by it and in the case of the Escrow Agreement by the Escrow Agent.

(c) Cash Consideration. The Cash Consideration less the Escrow Amount will, simultaneously with the Closing, be sent by wire transfer to an account identified by Seller and the Escrow Amount will be sent by wire transfer to the Escrow Agent.

(d) Buyer Closing Deliverables. Seller shall have received each of the following, each in form and substance reasonably satisfactory to Seller:

(i) Compliance Certificate. A certificate, validly executed by an officer of Buyer to the effect that, as of the Closing, each of the conditions to the obligations of Seller set forth under Section 6.3(a) has been satisfied (unless otherwise waived by Buyer in accordance with the terms hereof).

(ii) Collateral Agreements. Duly executed copies of each Collateral Agreement required to be executed by Buyer.

(iii) Legal Opinion. A legal opinion from Oppenheimer Wolff & Donnelly LLP, counsel to Buyer, as to the substantive matters set forth on Exhibit G-2.

ARTICLE VII

ESCROW

7.1 Escrow Fund. At the Closing, by virtue of this Agreement and as partial security for indemnity obligations provided for in Article VIII hereof, Buyer shall pay to the Escrow Agent a portion of the Cash Consideration equal to the Escrow Amount (together with interest or earnings thereon the “Escrow Fund”) to be held in escrow pursuant to the Escrow Agreement. The Escrow Fund shall be available as a non-exclusive source to compensate Buyer for Losses incurred by Buyer, and/or each of Buyer’s officers, directors, employees, contractors, agents, successors, stockholders, assigns and affiliates pursuant to the indemnification provisions set forth in Article VIII hereof pursuant to the Escrow Agreement.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

8.1 Survival of Representations and Warranties. The representations and warranties of the Acquired Companies and Seller contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate on the 24-month anniversary of the Closing Date, provided, however, that the representations and warranties contained in

Section 3.3 (Capitalization) and Section 3.18 (Tax Matters) (such representations and warranties, the “Unlimited Representations”) shall survive until 90 days after the expiration of the applicable statutes of limitation period, and that any breach of a representation or warranty resulting from fraud, intentional misrepresentation or knowing and willful misconduct shall survive indefinitely. The representations and warranties of Buyer contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate on the 24 month anniversary of the Closing Date. The covenants and agreements of the parties shall survive the Closing and any investigation at any time made and the consummation of the transactions contemplated hereby until fully performed, unless limited by their terms or purposes.

8.2 General Indemnification.

(a) Seller (the “Seller Indemnifying Party”) hereby agrees to indemnify and hold harmless Buyer, the Acquired Companies (following the Closing) and each of their respective officers, directors, employees, contractors, agents, successors, stockholders, assigns and affiliates (collectively, the “Buyer Indemnified Parties”), against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by such Buyer Indemnified Parties directly or indirectly arising out of, relating to or resulting from (i) any breach or inaccuracy of a representation or warranty of the Acquired Companies and Seller or any other SPR Company contained in this Agreement or in any certificate delivered by the Acquired Companies or Seller pursuant to this Agreement (without giving effect, for purposes of determining the amount of any Losses related to any such breach or inaccuracy, to any limitation as to “materiality,” “material adverse effect,” “Material Adverse Effect” or similar qualifications set forth therein), (ii) any failure by the Acquired Companies or Seller or any other SPR Company to perform or comply with any covenant applicable to them contained in this Agreement, (iii) any Transaction Expenses of the Acquired Companies not paid by the Acquired Companies at or prior to the Closing, (iv) any actions, suits or proceedings brought by third parties (including any Government Authority), regardless if disclosed in the Disclosure Letter, related to the Business and related events occurring or actions taken on or prior to the Closing Date, (v) any of the liabilities expressly retained by Seller and its ERISA Affiliates under Section 5.15, (vi) any action taken by Seller, any Subsidiary of Seller, SPRPA or any Member of Seller that results in either of the Administrative Support Services Agreements being declared unenforceable or unlawful, in whole or in part or (vii) any of the matter set forth on Schedule B.

(b) Buyer hereby agrees to indemnify and hold harmless Seller and its officers, directors, employees, members, agents, successors, assigns and affiliates (collectively, the “Seller Indemnified Parties”), against all Losses incurred or sustained by the Seller Indemnified Parties arising out of, relating to or resulting from (i) any breach of a representation or warranty of Buyer contained in this Agreement (without giving effect, for purposes of determining the amount of any Losses relating to any such breach or inaccuracy, to any limitation as to “materiality”, “material adverse effect”, “Material Adverse Effect” or similar qualifications set forth therein), (ii) any failure of Buyer to perform or comply with any obligation applicable to Buyer contained in this Agreement, (iii) any Transaction Expenses of Buyer not paid by Buyer at or prior to the Closing, (iv) any actions, suits or proceeding brought by third parties (including any Government Authority), related to the business of the Acquired Company to the extent related to events occurring or action taken after the Closing Date, and (v) any liabilities assumed by Buyer related to the Business.

8.3 Limitation on Claims. None of the Buyer Indemnified Parties shall be entitled to seek recovery of Losses under clause (i) or clause (iv) of Section 8.2(a) unless and until Buyer has paid or incurred Losses in excess of $500,000 in the aggregate (the “Basket Amount”), in which case Buyer shall be entitled to recover all Losses so identified including the Basket Amount up to a maximum of Six Million Two Hundred Thousand Dollars ($6,200,000) (the “Rep Indemnity Cap”); provided, however, that neither the Basket Amount nor the Rep Indemnity Cap shall apply to any claims for Losses made by Buyer under clause (i) of Section 8.2(a) with respect to any breaches or inaccuracies of an Unlimited Representation and Buyer shall be entitled to indemnity for all of its Losses resulting from any breach or inaccuracy of an Unlimited Representation without regard to the Basket Amount or the Rep Indemnity Cap. For purposes of clarity, in no event shall the Basket Amount or Rep Indemnity Cap limit any party’s rights or obligations under any of the Collateral Agreements. All Losses shall be determined net of any insurance proceeds actually recovered (so long as recovered within three years after the applicable Losses are incurred) by the Indemnified Party with respect to the matter for which the Losses relate, and each Indemnified Party shall be obligated to use its commercially reasonable efforts to collect the maximum amount of any such available insurance proceeds. If any insurance recoveries are received by the Indemnified Party that are related to a matter for which Losses have been paid to the Indemnified Party by the Indemnifying Party (or from the escrow account referred to Article VII) under this Agreement, the Indemnified Party will pay such proceeds to the Indemnifying Party (or back into the escrow account) to the extent such proceeds reduce the amount of Losses sustained by the Indemnified Party with respect to such matter and for which the Indemnified Party has been indemnified by the Indemnifying Party together with all remaining aggregate Losses of the Indemnified Party if, after taking into consideration of the insurance recovery, the Indemnified Party’s aggregate Losses for which it has been indemnified hereunder plus any Losses for which it has asserted a claim for indemnity hereunder but which have not been paid because such claim is in dispute (a “Disputed Indemnity Claims”) are less than the Basket Amount; provided, however, if such aggregate amount is above the Basket Amount but if the amount of the Disputed Indemnity Claims were disregarded then the aggregate amount would be below the Basket Amount, the amount of the aggregate Losses without the Disputed Indemnity Claims shall be paid by Buyer into the escrow account established under the Escrow Agreement and such funds shall be considered part of the escrowed funds thereunder.

8.4 Tax Indemnification.

(a) The Seller Indemnifying Party shall be liable for, and shall indemnify and hold Buyer and the other Indemnified Parties harmless from, (i) all Taxes, including Seller Straddle Period Taxes (as defined below), of the Seller or the Acquired Companies, or relating to either of the Acquired Company’s operations, and attributable to any taxable period or portion of a period that ends on or before the Closing Date, (ii) all sales or use or transfer or transactional Taxes attributable to Seller’s sale of the Interests of the Acquired Companies, and (iii) any Taxes imposed on Seller by reason of income or gain recognition of Seller pursuant to the Seller’s sale of the Interests of the Acquired Companies. The Seller Indemnifying Party shall be responsible for reimbursing Buyer for such Taxes within 10 days of receipt of notice from Buyer of the amount of such Taxes. For purposes hereof, Taxes with respect to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) shall be apportioned to the period ending on or before the Closing Date (the “Pre-Closing Period”) as follows: (i) the portion of any real, personal and intangible property Taxes (“Property Taxes”) equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the Straddle Period; and (ii) any Taxes other than Property Taxes computed as if such Straddle Period ended on the Closing Date (the “Seller Straddle Period Taxes”).

(b) Buyer shall be liable for and shall indemnify and hold Seller and the other Seller Indemnified Parties harmless from all Taxes payable by the Buyer or Acquired Companies, or relating to either of the Acquired Company’s operations, and attributable to any taxable period or portion of a period that ends after the Closing Date (other than the amount of the Seller Straddle Period Taxes).

8.5 Order of Claims. The amount of any Losses (except in the case of fraud, intentional misrepresentation or willful misconduct) shall be recoverable by Buyer first through recourse to the Escrow Fund and, if the Escrow Fund is exhausted, then with full recourse to the Seller Indemnifying Party. In the case of fraud, intentional misrepresentation or willful misconduct, Buyer may seek any remedy to which it is entitled under law or equity.

8.6 Indemnification Procedure.

(a) If Buyer seeks indemnification under this Article VIII unrelated to a third party claim, Buyer shall deliver an Officer’s Certificate to the Seller. The Seller will either object to such claim by delivering written notice to Buyer specifying the basis for such objection within fifteen (15) days following receipt by the Seller of notice from Buyer regarding such claim or pay the Losses (either directly or by causing such amount to be released from the Escrow Fund) specified in such notice within such fifteen (15) day period; provided, however, that if Seller does neither, Buyer may treat such failure to act as an objection to such claim by Seller.

(b) If Seller seeks indemnification under this Article VIII unrelated to a third party claim, Seller shall deliver an Officer’s Certificate to Buyer. The Buyer will either object to such claim by delivering written notice to Seller specifying the basis for such objection within fifteen (15) days following receipt by the Buyer of notice from Seller regarding such claim or pay the Losses specified in such claim within such fifteen (15) day period; provided, however, that if Buyer does neither, Seller may treat such failure to act as an objection to such claim by Buyer.

(c) For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of the applicable party (a) stating that such or other Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (b) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred or properly accrued, or the basis for such anticipated liability.

8.7 Resolution of Conflicts.

(a) If Seller or Buyer shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses within fifteen (15) days after delivery of such Officer’s Certificate (or be deemed to have so objected), Seller and Buyer shall attempt to resolve such claims through a mutually agreeable mediation process with a third party mediator, the costs of which mediation and mediator shall be shared equally. If the mediation is unsuccessful, either party shall have the right to commence legal action against the other party in connection with such claims.

8.8 Third-Party Claims.

(a) Notice of Third Party Claims. If any action, claim, suit, proceeding, arbitration, order, or governmental investigation or audit is filed or initiated by any third party (a “Third Party Claim”) against any Buyer Indemnified Parties or Seller Indemnified Parties, written notice of such Third Party Claim will be given to the party owing indemnity (an “Indemnifying Party”) as promptly as reasonably practicable (and in any event within ten (10) days after the service of the citation or summons); provided, however, that the failure of any Indemnified Party to give timely notice will not affect any rights to indemnification hereunder except to the extent that the Indemnifying Party is prejudiced or damaged by such failure to receive notice.

(b) Defense and Settlement by Indemnifying Party.

(i) After notice of a Third Party Claim is given under Section 8.8(a) and in the absence of a Conflict of Interest (as defined below), the Indemnifying Party give notice that it wishes to control defense of such Third Party Claim (which such notice must include an acceptance of indemnification responsibility for such claim by the Indemnifying Party in favor of the Indemnified Party), in which case the Indemnifying Party shall (A) take control of the defense and investigation of the Third Party Claim, (B) employ and engage attorneys of its own choice to handle and defend the Third Party Claim at the Indemnifying Party’s cost, risk and expense, which attorneys must be reasonably satisfactory to the indemnified party, and (C) subject to Section 8.8(b)(ii) below, compromise or settle the Third Party Claim; provided, however, that the Indemnified Party shall have the right to participate in the defense of any Third Party Claim at its own expense.

(ii) Notwithstanding Section 8.8(b)(i)(C) above, no such compromise or settlement of the Third Party Claim may be made without the written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed. The Indemnified Party may withhold such consent if such compromise or settlement would materially and adversely affect the Acquired Companies or requires less than an unconditional release with respect to the Third Party Claim.

(iii) The Indemnifying Party will provide the indemnified party access to all records, documents and personnel of the Indemnifying Party and keep the indemnified party informed relating to any Third Party Claim under this Section 8.8.

(iv) The term “Conflict of Interest” means that the named parties to a Third Party Claim include both of the Indemnifying Party and the indemnified party and the indemnified party has been advised in writing by counsel that there exist one or more legal defenses available to the indemnified party that are different from or additional to those available to the Indemnifying Party, and which, if asserted, would create a conflict of interest with the Indemnifying Party.

(c) Defense and Settlement by Indemnified Party.

(i) If the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) days after receipt of notice thereof pursuant to this Section 8.8 or there is a Conflict of Interest, the indemnified party may (A) take control of the defense and investigation of the Third Party Claim, (B) employ and engage attorneys of its own choice to handle and defend the Third Party Claim at the indemnifying party’s cost, risk and expense, which attorneys must be reasonably satisfactory to the Indemnifying Party, and (C) subject to Section 8.8(c)(ii) below, compromise or settle the Third Party Claim.

(ii) Notwithstanding Section 8.8(c)(i)(C) above but also subject to Section 8.8(e), no such compromise or settlement of the Third Party Claim may be made without first seeking the written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that if such consent is withheld, conditioned or delayed, then the Indemnified Party shall nonetheless be entitled to compromise or settle such Third Party Claim without prejudice to its rights to recover any Losses related to such Third Party Claim (including the compromise or settlement thereof) hereunder.

(iii) The indemnified party will provide the Indemnifying Party access to all records, documents and personnel of the indemnified party and keep the Indemnifying Party informed relating to any Third Party Claim under this Section 8.8.

(d) Liability, Costs and Expenses. The Indemnifying Party will be liable for any settlement of any action effected pursuant to and in accordance with this Section 8.8 and for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless the indemnified party from and against any damages by reason of such settlement or judgment. Regardless of whether the Indemnifying Party or the indemnified party takes up the defense, the Indemnifying Party will pay the costs and expenses in connection with the defense, compromise or settlement for any Third Party Claim under this Section 8.8.

8.9 Subrogation. With respect to any Third Party Claim for which the Indemnifying Party is obligated to indemnify the Indemnified Party, the Indemnifying Party shall be subrogated to all rights and claims of the Indemnified Party with respect to such Loss.

8.10 Exclusive Remedy. From and after the Closing Date, the indemnification obligations pursuant this Article VIII shall constitute the sole and exclusive remedies (other than a remedy for fraud) of Buyer (including the Indemnified Parties) or Seller, respectively, for the breach of any representation or warranty in this Agreement by Buyer, the Acquired Companies or Seller, as the case may be, and Buyer, the Acquired Companies and Seller shall not be entitled to rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, whether such claims or rights are based on tort, contract or otherwise, all of which Buyer, the Acquired Companies and Seller waive and agree not to pursue.

ARTICLE IX

TERM AND TERMINATION

9.1 Termination. Except as provided in Section 9.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) By the mutual written agreement of Buyer and the Seller;

(b) By either Buyer or the Seller, if (i) the Closing has not occurred by July 31, 2007; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available (A) to any party whose willful failure to fulfill any obligation hereunder or other breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, (B) to Seller if any of the conditions set forth in Section 6.2 that are capable of being satisfied prior to the Closing are not then satisfied or (C) to Buyer if any of the conditions set forth in Section 6.3 that are capable of being satisfied prior to the Closing are not then satisfied; (ii) there shall be in effect a final nonappealable order of a federal or state court preventing consummation of the transactions contemplated hereby; or (iii) there shall be any legal requirement enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity that would make consummation of the transactions contemplated hereby illegal;

(c) By Buyer, if Buyer is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Acquired Companies or the Seller and (i) the Acquired Companies or the Seller have not cured such breach within 15 days after notice of such breach has been given by Buyer to the Acquired Companies in accordance with Section 10.1; provided, however, that, no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.2 would not be satisfied at or prior to the Closing;

(d) By the Acquired Companies and Seller, if they are not in material breach of their obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer and (i) Buyer has not cured such breach within 15 days after notice of such breach has been given by the Acquired Companies to Buyer in accordance with Section 10.1; provided, however, that, no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.3 would not be satisfied at or prior to the Closing;

(e) By Buyer, if there shall have occurred any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect; or

(f) By Buyer, if there shall be any action taken, or any legal requirement enacted, promulgated or issued after the date of this Agreement by any Governmental Entity, which would (i) prohibit or materially and adversely restrict Buyer’s ownership of the Acquired Companies or operation of any portion of the Business or the assets or properties of the Acquired Companies, (ii) materially and adversely effect the reasonably expected benefits that Support Services Company will enjoy under the Administrative Services Agreements or (iii) compel Buyer to dispose of all or any portion of the assets or properties of the Acquired Companies as a result of the transactions contemplated by this Agreement.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, or its affiliates, officers, directors or stockholders; provided that, the provisions of Section 5.16 (confidentiality), Section 5.9 (public disclosure), Article X and this Section 9.2 of this Agreement shall remain in full force and effect and survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Nondisclosure Agreement, all of which obligations shall survive termination of this Agreement.

9.3 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties against whom enforcement is sought.

9.4 Extension; Waiver. At any time prior to the Closing, Buyer, on the one hand, and the Acquired Companies, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom enforcement is sought.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, or upon receipt or refusal of delivery if delivered by commercial delivery service or if mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission from the recipient of such facsimile) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer, to:

NightHawk Radiology Holdings, Inc.

250 Northwest Boulevard, Suite 202

Coeur d’Alene, Idaho 83814

Attention: General Counsel

Facsimile: (208) 292-2825

(b) if to the Acquired Companies, to:

SPR Holdings II, LLC

166 4th Street East

St. Paul, Minnesota 55101-1421

Attention: Chief Manager

(c) with a copy to:

Mr. Mark T. Johnson, Esq.

Winthrop & Weinstine, P.A.

Suite 3500, 225 South 6th Street

Minneapolis, Minnesota 55402

Facsimile: 612-604-6807

10.2 Expenses. All fees and expenses incurred in connection with this Agreement and the Collateral Agreements including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party hereto, in connection with the negotiation and effectuation of the terms and conditions of this Agreement, the Collateral Agreements and the transactions contemplated hereby and thereby (“Transaction Expenses”), shall be the obligation of the respective party incurring such fees and expenses.

10.3 Entire Agreement; Assignment. This Agreement, the Exhibits and Schedules hereto, the Collateral Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof and thereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise.

10.4 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.5 Rights Reservation. Notwithstanding anything to the contrary set forth in this Agreement, the representations and warranties made by the Seller and the Acquired Companies under this Agreement or in any certificate, instrument, or other document delivered by the Seller and the Acquired Companies pursuant to this Agreement, and any obligation of the Seller to indemnify the Indemnified Parties for breaches thereof under Sections 8.2 and 8.4 above, will not be affected by any investigation of Buyer or by Buyer’s knowledge that any such representation or warranty is or may be untrue or inaccurate. Furthermore and without limiting the foregoing, any waiver of the rights of Buyer under this Agreement must be express and in writing.

10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Ramsey or Hennepin County, Minnesota, in connection with any matter based upon or arising out of this Agreement, and agrees that process may be served upon them in any manner authorized by the laws of the State of Minnesota for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

10.7 Specific Performance. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

10.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.10 Representation by Counsel. Each party hereto represents and agrees that it has been represented by counsel of its own choosing during the negotiation and execution of this Agreement and, therefore, waives the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or documents. The authorized officers of each party have carefully read and fully understand this Agreement in its entirety, have had it fully explained to them by such party’s respective counsel, and are fully aware of the contents and meaning, intent and legal effect of this Agreement.

10.11 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties against whom enforcement is sought.

10.12 No Third Party Beneficiaries. Nothing in this Agreement is intended to or does confer any rights or remedies under, or by reason of, this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.

10.13 Disclosure Letter. Seller and the Acquired Companies have included references in the Disclosure Letter to the particular Section of this Agreement that relates to each disclosure. The disclosures in the Disclosure Letter relate only to the representations and warranties in the Section of this Agreement to which they expressly relate and to such other Sections of this Agreement to which the applicability of such disclosure is reasonably apparent from the face of such disclosure, whether or not repeated under any section number where such disclosure might be deemed appropriate. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

IN WITNESS WHEREOF, the parties set forth below have caused this Membership Interest Purchase Agreement to be signed as of the date first written above.

“BUYER”	NIGHTHAWK RADIOLOGY HOLDINGS, INC., a Delaware corporation

	By:	/s/ Paul E. Berger, M.D.
President and Chief Executive Officer

“SUPPORT SERVICES COMPANY”	MIDWEST PHYSICIANS SERVICES, LLC, a Minnesota limited liability company

	By:	/s/ Joseph Tashjian
Joseph Tashjian Chief Manager

“ERS”	EMERGENCY RADIOLOGY SERVICES, LLC, a Minnesota limited liability company

	By:	/s/ Joseph Tashjian
Joseph Tashjian Chief Manager

“SELLER”	SPR HOLDINGS II, LLC a Minnesota limited liability company

	By:	/s/ Joseph Tashjian
Joseph Tashjian Chief Manager